As filed with the Securities and Exchange Commission on May 9, 2005.

333-120931

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

(Pre-Effective Amendment No. 4)

MVB FINANCIAL CORP.

(Name of small business issuer in its charter)

West Virginia	6712	20-0034461
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

301 Virginia Avenue

Fairmont, West Virginia 26554-2777

(304) 363-4800

(Address and telephone number of principal executive offices)

James R. Martin

President and Chief Executive Officer

MVB Financial Corp.

301 Virginia Avenue

Fairmont, West Virginia 26554-2777

(304) 363-4800             (304) 366-8600 Fax

(Address of principal place of business or intended principal place of business)

Copies to:

Charles D. Dunbar, Esq.

Elizabeth Osenton Lord, Esq.

Jackson Kelly PLLC

1600 Laidley Tower

P.O. Box 553

Charleston, West Virginia 25322

(304) 340-1000 (Telephone) (304) 340-1080 (Fax)

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Number of Shares to be Registered (1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $1.00 par value	725,000	$16.00	$11,600,000.00(2)	$1,419.00(3)

(1)	Estimated solely for purposes of calculating the registration fee.

(2)	$8,000,000 previously registered on filing No. 333-120931 filed on March 18, 2005.

(3)	The registrant has previously paid $979.00.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

PROSPECTUS

Up to 725,000 Shares

MVB FINANCIAL CORP.

301 Virginia Avenue

Fairmont, West Virginia 26554-2777

(304) 363-4800

Common Stock

MVB Financial Corp. is offering up to 725,000 shares of its common stock. Prior to the offering, there has been no public market for the common stock, and at least initially, we do not expect one to develop. Subject to the following provisions, each investor must purchase a minimum of 100 shares and may purchase no more than 36,250 shares. However, existing shareholders may purchase fewer than 100 shares, if they own fewer than 150 shares and, up to a maximum of 36,250 shares. See “Terms of the Offering.” Funds raised from the offering will be immediately available to MVB Financial for use, and therefore, MVB Financial will not utilize an escrow account. Additionally, there is no established minimum amount MVB Financial is required to raise before it may use funds for the purposes described in “Use of Proceeds.” The offering will terminate on or before January 1, 2006. MVB Financial is not aware of any expected purchase amounts by its officers or directors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of MVB Financial Corp. common stock are not savings accounts, deposits or other bank obligations, and neither the FDIC nor any other governmental agency insures these securities.

Shares of MVB Financial Corp. involve risk. See “ Risk Factors” on page 2.

	Price	Estimated Expense Of Offering[1]	Estimated Proceeds To MVB Financial
Per Share:	$16.00	$.17	$15.83
Offering Total:	$11,600,000.00	$125,000.00	$11,475,000.00

[1]	MVB Financial Corp. will offer the shares of its common stock to the public primarily through sales made by its directors, officers, and employees, on a best-efforts basis as set forth in “Plan of Distribution”. These individuals will use personal contact, telephone, mail or other media to solicit subscriptions. No director, officer or employee of MVB Financial will receive any additional compensation for assisting with the sale of MVB Financial’s common stock. The expenses of the offering are estimated to be $125,000.00, including legal, accounting, printing and postage expenses. MVB Financial reserves the right to issue shares through sales made by brokers or dealers in securities, in which case expenses may exceed the amounts listed above.

i

ii

Disadvantages of MVB Financial’s Antitakeover Provisions	35

PLAN OF DISTRIBUTION	35

LEGAL MATTERS	35

EXPERTS	35

WHERE YOU CAN FIND ADDITIONAL INFORMATION	35

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	36

INDEX TO FINANCIAL STATEMENTS	F-1

iii

SUMMARY

You should read this summary together with the more detailed information, including our financial statements and related notes, appearing elsewhere in this prospectus. In this prospectus, we use “MVB Financial” or the “Company” to refer to MVB Financial Corp. and the “bank” or “MVB” to refer to The Monongahela Valley Bank, Inc.

MVB Financial

MVB Financial is a West Virginia state-chartered bank holding company and has formed two second-tier holding companies, MVB Marion, Inc. and MVB Harrison, Inc. MVB Financial anticipates that each will own common stock of The Monongahela Valley Bank, Inc.

MVB Financial’s and MVB’s management are convinced that local involvement of businesspersons in the Harrison County, West Virginia area is essential to establishing banking operations. In that regard, the management and board of directors of MVB Financial and MVB believe that success of MVB’s operations in Harrison County would be greatly enhanced by the availability of directorships to businesspersons in Harrison County, and that decision-making should be localized in an office located there.

One potential solution for the availability of directorships and local decision-making would be to form a de novo bank in Harrison County. However, the attendant costs would be much higher than the establishment of a branch bank/local office in that area. To accomplish its goals of local involvement and cost reduction, MVB Financial has organized two wholly-owned, second-tier holding companies. To organize these second-tier holding companies, MVB Financial will contribute its investment in MVB to MVB Marion, Inc., and MVB Financial will contribute the funds that it raises from the offering to MVB Harrison, Inc. Therefore, MVB Financial would own 100% of each of the two second-tier holding companies and, assuming that all of the shares in the offering are sold, MVB Harrison, Inc. would own 50.6%, and MVB Marion, Inc. would own 49.4% of MVB. See “Business—Expansion Into Harrison County, West Virginia” for a more detailed description of this transaction and a diagram illustrating this transaction.

The current directors of MVB Financial and MVB will continue to serve on those boards of directors, and the board of directors of MVB will be increased by three persons, selected from the board of directors of MVB Harrison, Inc. MVB Financial Corp. anticipates adding Larry F. Mazza, the Chief Executive Officer of MVB Harrison, Inc. to its board of directors. The board of directors of MVB Marion, Inc. will consist of the current directors of MVB and MVB Financial. The board of directors of MVB Harrison, Inc. will consist of approximately 14 individuals. All directors of MVB Financial, MVB Marion, Inc., MVB Harrison, Inc. and MVB would acknowledge responsibility for the operations of MVB. Such acknowledgment will be set forth in a written agreement by the directors with MVB. For a more detailed description of director responsibilities and the consequences for officers and directors at MVB Financial and MVB, see “Business—Expansion Into Harrison County, West Virginia.”

MVB

MVB was incorporated October 30, 1997 and opened for business on January 4, 1999 under the laws of the State of West Virginia. MVB’s deposits are insured by the FDIC. MVB engages in general banking business within its primary market area of Marion County, West Virginia. Its extended market is the adjacent Counties of Harrison, Monongalia and Taylor Counties, West Virginia. The main office is located at 301 Virginia Avenue, Fairmont, West Virginia. This office is located on approximately 42,000 square feet. The main floor of the building covers 7,000 square feet and the second floor contains 3,000 square feet.

MVB focuses primarily on extending loans to small businesses and consumers and is engaged in real estate and consumer installment lending. MVB maintains a second office inside the Shop-N-Save Supermarket in the Middletown Mall in Fairmont, West Virginia. This facility consists of approximately 600 square feet. MVB is in the process of establishing a full service facility in Bridgeport, Harrison County, West Virginia.

As of December 31, 2004, MVB had total assets of $106.2 million, loans of $78.8 million, deposits of $85.5 million and shareholders’ equity of $8.8 million, compared to $94.9 million, $62.6 million, and $75.3 million and $7.8 million as of December 31, 2003, respectively.

The Offering

Amount:	Up to 725,000 Shares
Type:	Common Stock
Price:	$16.00 Per Share

Use of Proceeds

MVB Financial will use the proceeds of this offering to support the growth of the bank and to develop MVB’s market in Harrison County, West Virginia, through the establishment of a local office there. MVB Financial will use approximately $1.6 million of the proceeds of this offering to establish a branch/local office in Bridgeport, Harrison County, West Virginia. The balance of any amount raised will be used to fund loans in the Harrison County office until enough deposits are generated to provide such funding. The aggregate lending limit for any borrower or related group of borrowers of MVB will increase by 15% of the amount raised in the offering. If MVB Financial fails to raise $1.6 million in this offering, it anticipates issuing trust preferred securities to fund the Harrison County expansion. Additionally, management has begun to consider entering into other markets in West Virginia. Proceeds raised from this offering may be used for those purposes as well. For more information about these activities, see “Business—Expansion into Harrison County, West Virginia.”

RISK FACTORS

Prospective investors, prior to making an investment decision, should consider carefully, in addition to the other information contained in this prospectus (including the financial statements and notes thereto), the following factors. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this prospectus.

You may have difficulty selling your shares of MVB Financial.

Because no public market exists for the holding company’s common stock, you may have difficulty selling your shares. We cannot predict when, if ever, we could meet the listing qualifications of the Nasdaq Stock Market’s National Market Tier or when we may trade on the Nasdaq Bulletin Board. There will not be an active public market for the shares in the near future.

The banking business is very competitive.

The banking business is generally a highly competitive business. As of December 31, 2004, there were four other banks in MVB’s market area. The total Marion County commercial bank deposits, which includes a total of 18 banking offices, as of June 30, 2004, based on FDIC analysis done as of June 30 each year, were in excess of $584 million. At this same date MVB had a 14% share of the Marion County commercial bank deposits while being open only 5½ years. The First Exchange Bank of Mannington and MVB represent Marion County’s only locally owned banks, as the other existing commercial banks have their parent-company headquarters in Wheeling, West Virginia (WesBanco), Charlotte, North Carolina (BB&T), and Columbus, Ohio (Huntington National Bank).

For most of the services which MVB provides, there is also competition from financial institutions other than commercial banks. For instance, Fairmont Federal Credit Union with five offices in Marion County, Marion County School Employees Federal Credit Union, United Federal Credit Union, and U. S. Employees Credit Union compete for deposits and loans in Marion County. There are also various issuers of commercial paper and money market funds that actively compete for funds and for various types of loans. Further, there are three offices of the national brokerage concern, Edward Jones in our market area. In addition, some traditional banking services or competing services are offered by insurance companies, investment counseling firms and other business firms and individuals. Many of MVB’s competitors have significantly greater financial and marketing resources than MVB has.

The existence of larger financial institutions in Fairmont, and Marion Counties, West Virginia, some of which are owned by larger regional or national companies, influence the competition in MVB’s market area. The principal competitive factors in the market for deposits and loans are interest rates, either paid on deposits or charged on loans. West Virginia law allows statewide branch banking which provides increased opportunities for MVB, but it also increases the potential competition for MVB in its service area. In addition, in 1994, Congress passed the Riegle-Neal Interstate Banking and Branching Efficiency Act. Under this Act, absent contrary action by a state’s legislature, interstate branch banking was allowed to occur after June 1, 1997. States are permitted to elect to participate to a variety of degrees in interstate banking or states may elect to “opt out.” In 1996, the West Virginia Legislature elected to “opt in.” Accordingly, out-of-state banks may form de novo banks or may acquire existing branches of West Virginia banks on a reciprocal basis.

In the future, the bank’s lending limit could create a competitive disadvantage for the bank.

In the future, the bank may not be able to attract larger volume customers because the size of loans that the bank can offer to potential customers is less than the size of the loans that many of the bank’s larger competitors can offer. Accordingly, the bank may lose customers seeking large loans to BB&T, WesBanco and Huntington National Bank. We anticipate that our lending limit will continue to increase proportionately with the bank’s growth in earnings and as a result of the stock sale described herein; however, the bank may not be able to successfully attract or maintain larger customers.

The bank engages in commercial and consumer lending activities which are riskier than residential real estate lending.

MVB makes loans that involve a greater degree of risk than loans involving residential real estate lending. Commercial business loans may involve greater risks than other types of lending because they are often made based on varying forms of collateral, and repayment of these loans often depends on the success of the commercial venture. Consumer loans may involve greater risk because adverse changes in borrowers’ incomes and employment after funding of the loans may impact their abilities to repay the loans.

The bank’s loan portfolio at December 31, 2004, consists of the following:

Type of Loan	Percentage of Portfolio
Residential Real Estate Loans	30.7%
Commercial Loans, principally real estate secured	51.2%
Consumer Loans	18.1%

The bank has limited control over its profitability because the bank cannot control the various factors that can cause fluctuations in interest rates.

Aside from credit risk, the most significant risk resulting from MVB’s normal course of business, extending loans and accepting deposits, is interest rate risk. If market interest rate fluctuations cause MVB’s cost of funds to increase faster than the yield of its interest-earning assets, then its net interest income will be reduced. MVB’s results of operations depend to a large extent on the level of net interest income, which is the difference between income from interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Interest rates are highly sensitive to many factors that are beyond the bank’s control, including general economic conditions and the policies of various governmental and regulatory authorities.

To effectively monitor the interest rate risk discussed above, MVB uses a well-known computer model to project the change in net interest income under various changes in interest rates. To provide guidance to management, MVB’s board of directors, through its Asset/Liability/Investment Committee, has established a policy related thereto which includes interest rate risk parameters within which to operate. As of December 31, 2004, MVB’s interest rate risk is within the parameters. It is anticipated that in the first year of operations, that the new Harrison County, West Virginia operations will reduce MVB Financial’s net income by $250,000 due to start-up costs.

The bank’s success depends on the bank’s management team.

The departure of one or more of the bank’s officers or other key personnel could adversely affect the bank’s operations and financial position. The bank’s management makes most decisions that involve the bank’s operations. The key personnel, except for Larry F. Mazza (Chief Executive Officer of MVB Harrison), have all been with MVB since inception. They include James R. Martin, President and CEO; Delbert L. Phillips, Senior Vice President and Senior Lending Officer; Gary M. Cox, Marketing/Business Services; Susan R. Walls, Vice President Deposit Services; and Eric L. Tichenor, Vice President and Cashier. Each has extensive experience in his or her field of expertise prior to joining MVB.

SPECIAL CAUTIONARY NOTE

REGARDING FORWARD-LOOKING STATEMENTS

When used in this prospectus, in The Monongahela Valley Bank, Inc.’s (the “bank”) or MVB Financial Corp.’s press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases “are expected to,” “estimate,” “is anticipated,” “project,” “will continue,” “will likely result,” “plans to” or similar expressions are intended to identify “forward-looking statements.” These types of statements are subject to risks and uncertainties, including changes in economic conditions in the bank’s market area, changes in policies by regulatory agencies, fluctuation in interest rates, demand for loans in the bank’s market area, and competition that could cause actual results to differ materially from what the bank or MVB Financial have presently anticipated or projected. The bank and MVB Financial wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. The bank and MVB Financial wish to advise readers that factors addressed within this prospectus would affect the bank’s financial performance and could cause the bank’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The factors we list in the section “Risk Factors” provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

Where any forward-looking statement includes a statement of the assumptions or bases underlying the forward-looking statement, the bank and MVB Financial caution that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material. We cannot assure you that any statement of expectation or belief in any forward-looking statement will result, or be achieved or accomplished.

TERMS OF THE OFFERING

MVB Financial is offering up to 725,000 shares of common stock at a cash price of $16.00 per share. Each investor must execute a subscription agreement and deliver $16.00 for each share the investor wishes to acquire. Checks must be made payable to “MVB Financial Corp.” Subject to the provisions below, each investor must purchase a minimum of 100 shares and may purchase no more than 36,250 shares. Notwithstanding the foregoing, existing shareholders may purchase fewer than 100 shares, if they own fewer than 150 shares and up to a maximum of 36,250 shares discussed above. At the board’s discretion, MVB Financial may waive the maximum amount of shares that may be purchased. Further, MVB Financial reserves the right to cancel or modify subscriptions, in whole or in part, for any reason. MVB Financial also reserves the right to reject any and all subscriptions and to determine the order in which it will accept subscriptions. The full subscription price per share must be paid at the time an investor subscribes for shares, unless the company agrees to other arrangements concerning the time and place of full payment. Funds raised from the offering will be immediately available to MVB Financial for use and therefore, MVB Financial will not use an escrow account. Additionally, there is no established minimum amount MVB Financial is required to raise before it may use funds for the purposes described in “Use of Proceeds.” The offering will terminate on or before January 1, 2006. MVB Financial is not aware of any expected purchase amounts by its officers or directors.

USE OF PROCEEDS

MVB Financial will use the proceeds of the offering to establish a local office in Harrison County, West Virginia. Additionally, to the extent proceeds remain after establishing the Harrison County office, such additional proceeds will be used for capital to support MVB’s lending limit and will be used to fund loans in the Harrison County office until enough deposits are generated to provide such funding. Additionally, management has begun to consider entering into other markets in West Virginia. At this time there are no definitive plans regarding any such expansion or use of any proceeds for that purpose. If MVB Financial is unable to raise at least $1.6 million in this offering, MVB Financial plans to issue trust preferred securities in an amount necessary (when added to proceeds raised in this offering) to provide at least $1.6 million in proceeds to construct the Harrison County office. MVB Financial anticipates using the proceeds from this offering as follows:

USE	AMOUNT OF PROCEEDS
Harrison County, West Virginia Office (Building)	$1,285,000
Fixed Assets for Harrison County Office	386,000

Total (Land, Building and Fixed Assets)	1,671,000

Funds Available for Loans	9,804,000
Offering Expenses	125,000

Total Use of Proceeds	$11,600,000

CAPITALIZATION

December 31, 2004 and 2003

The following table sets forth our actual capitalization as of December 31, 2004, and December 31, 2003.

	December 31,
	2004	2003
	(in thousands)
Stockholders equity:
Preferred Stock, par value $1,000; 5,000 shares authorized; none issued	$—	$—
Common Stock, $1.00 par value, 4,000,000 shares authorized; 743,060 and 708,025 issued and outstanding at December 31, 2004 and 2003, respectively	743	708
Additional paid-in capital	6,975	6,537
Treasury stock	(9)	0
Retained earnings	1,323	742
Accumulated other comprehensive income (loss)	(189)	(159)

Total Capitalization	$8,843	$7,828

MARKET PRICE AND DIVIDEND DATA

The company’s common stock is not traded on any stock exchange or over the counter. Shares of the company’s common stock are occasionally bought and sold by private individuals, firms or corporations, and the company may not have knowledge of the purchase price or the terms of the purchase. Trading of shares of the company’s common stock is very limited, and the table presented below sets forth the estimated market value for the indicated periods based upon sales made known to management by persons involved in such sales and purchases. Because of its fairly recent formation, the company has not paid cash dividends and MVB Financial does not intend to declare dividends in the foreseeable future. On June 1, 2001, the bank issued stock in connection with a 5% stock dividend. The board of directors of MVB Financial declared a 5% stock dividend to shareholders of record July 1, 2004, payable August 15, 2004. No fractional shares were issued. All those entitled to receive fractional shares received cash in lieu of such shares at a rate of $13.50 per share.

MVB Financial’s common stock is owned, of record, by approximately 815 shareholders.

MVB Financial’s stockholders are entitled to receive dividends when and as declared by its board of directors, subject to various regulatory restrictions. Dividends of the bank to MVB Financial are subject to the restrictions contained in W.Va. Code § 31A-4-25. That statute provides that not less than one-tenth part of the net profits of the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends) must be carried to a bank’s surplus fund until the surplus fund equals the amount of its capital stock. The prior approval of the West Virginia Commissioner of Banking is required if the total of all dividends declared by a state bank in any calendar year will exceed the bank’s net profits for that year combined with its retained net profits for the preceding two years. The statute defines “net profits” as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting all current operating expenses, actual losses and all federal and state taxes.

	Quarterly Market Price Information
	2004		2003
	Estimated Market Value Per Share		Estimated Market Value Per Share
	High	Low	High	Low
First Quarter	12.38	12.38	11.90	11.90
Second Quarter	12.86	12.38	11.90	11.90
Third Quarter	13.50	13.50	12.38	12.38
Fourth Quarter	14.00	14.00	12.38	12.38

The information in the above table for dates prior to January 1, 2004, relates to transactions in MVB stock. The information beginning January 1, 2004, reflects transactions in MVB Financial stock. Information presented prior to June 30, 2004, is adjusted to reflect 5% stock dividends paid June 1, 2001, and August 15, 2004.

Table of Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)		(c)
Equity compensation plans approved by security holders	40,829*	$10.14	*	14,296*

*	adjusted for stock dividends effective June 1, 2001, and August 15, 2004

Directors of MVB Financial and MVB executive officers own or may acquire 270,403 shares of common stock or 35.90% of the related shares.

DESCRIPTION OF BUSINESS

You should read the following description of our business in conjunction with the information included elsewhere in this prospectus. This description contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements as a result of certain factors set forth in “Risk Factors” and elsewhere in this prospectus.

MVB Financial is a West Virginia state-chartered bank holding company, which was chartered May 29, 2003 and acquired MVB on January 1, 2004. Its wholly-owned subsidiary, MVB, opened for business on January 4, 1999. MVB’s deposits are insured by the FDIC. MVB engages in general banking business within its primary market area of Marion County, West Virginia. Its extended market is the adjacent Counties of Harrison, Monongalia and Taylor, all in West Virginia. The main office is located at 301 Virginia Avenue, Fairmont, West Virginia. As of December 31, 2004, MVB had total assets of $106.2 million, loans of $78.8 million, deposits of $85.5 million and shareholders’ equity of $8.8 million, compared to $94.9 million, $62.6 million, $75.3 million and $7.8 million as of December 31, 2003, respectively.

Recent Additions

To date, MVB Financial’s only acquisition has been MVB.

Banking Services

MVB provides individuals, businesses and local governments with a broad range of loan products, including personal lines of credit, commercial, real estate, and installment loans and deposit products, including checking, savings, NOW and money market accounts, certificates of deposit, and individual retirement accounts. MVB currently does not provide trust services. MVB also offers non-deposit investment products through an association with a broker dealer.

The FDIC insures all deposit accounts up to the maximum allowed by law (generally $100,000 per depositor, subject to aggregation rules). MVB solicits these accounts from individuals, businesses, associations, organizations and government authorities.

MVB offers loans, including commercial loans, consumer loans and residential mortgage loans. Commercial loans comprise approximately 50% of the MVB loan portfolio followed by residential real estate at 30% with consumer loans approximating the remaining 20% of the portfolio.

Commercial lending entails different risks as compared with consumer lending or residential mortgage lending. The payment experience on commercial loans typically depends on adequate cash flow of a business and thus may be subject, to a greater extent, to adverse changes in the general economy or in a specific industry. Loan terms include amortization schedules commensurate with the purpose of each loan, the source of repayment and the risk involved. Extensions of credit to borrowers whose aggregate total debt, including the principal amount of the proposed loan, exceeds $500,000 requires board approval. The primary analysis technique used in determining whether to grant a commercial loan is the review of a schedule of estimated cash flows to evaluate whether anticipated future cash flows will be adequate to service both interest and principal due. In addition, MVB reviews collateral to determine its value in relation to the loan in the event of a foreclosure.

MVB evaluates all new commercial loans and, on an annual basis, all loans greater than $200,000. If deterioration in creditworthiness has occurred, MVB takes effective and prompt action designed to assure repayment of the loan. Upon detection of the reduced ability of a borrower to meet original cash flow obligations, the loan is considered an impaired loan and reviewed for possible downgrading or placement on non-accrual status.

MVB generally requires that the residential real estate loan amount be no more than the lesser of 80% of the purchase price or the appraised value of the real estate securing the loan, unless the borrower obtains private mortgage insurance for the percentage exceeding 80%. The risk conditions of these loans are considered during underwriting for the purposes of establishing an interest rate compatible with the risks inherent in mortgage lending and based on the equity of the home. Loans made in this lending category are generally three-year adjustable rate, fully amortizing mortgages. MVB also originates fixed rate real estate loans and generally sells these loans in the secondary market, servicing released. All real estate loans are secured by first mortgages with evidence of title in favor of MVB in the form of an attorney’s opinion of the title or a title insurance policy. MVB also requires proof of hazard insurance with MVB named as the mortgagee and as the loss payee. Generally, full appraisals are obtained for all loans. Appraisals are obtained from licensed appraisers.

Consumer loans generally involve more risk as to collectibility than mortgage loans because of the type and nature of the collateral and, in certain instances, the absence of collateral. As a result, consumer lending collections are dependent upon the borrower’s continued financial stability, and thus are more likely to be adversely affected by employment loss, personal bankruptcy, or adverse economic conditions. Credit approval for consumer loans requires demonstration of sufficiency of income to repay principal and interest due, stability of employment, a positive credit record and sufficient collateral for secured loans. It is the policy of MVB to review its consumer loan portfolio monthly and to charge off loans that do not meet its standards and to adhere strictly to all laws and regulations governing consumer lending.

MVB offers credit life insurance and health and accident insurance to all qualified buyers, thus reducing risk of loss when a borrower’s income is terminated or interrupted.

Another factor that helps to mitigate the risk in the MVB loan portfolio is the experience of its lenders in its market area. Both commercial lenders have more than 20 years of successful commercial lending experience. The two consumer lenders have 12 and 25 years of experience in their area of lending experience. The two mortgage lenders have five and 15 years of experience and can call on the senior lending officer, one of the commercial lenders, for advice and counsel.

It is expected that the portfolio lending activities of Harrison County will approximate that of Marion County due to the geographic proximity and the similarities of the two markets. There may be a greater emphasis on fixed-rate, fixed-term mortgage loans to be sold to the secondary market due to a more active housing market in Harrison County.

MVB’s loan underwriting criteria have been developed and are formulated in its written credit policy. The credit policy is a comprehensive lending policy, which includes underwriting standards for all categories of loans MVB offers. MVB’s lending policy includes provisions that promote a diversified loan portfolio to reduce MVB’s vulnerability to risks associated with any specific category of loans.

MVB’s lending activities are subject to a variety of lending limits imposed by federal and state law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower’s relationship to MVB), in general MVB is subject to a loan-to-one borrower limit of an amount equal to (i) 15% of MVB’s unimpaired capital and surplus in the case of loans which are not fully secured by readily marketable collateral, or (ii) 25% of the unimpaired capital and surplus if the excess over 15% is fully secured by readily marketable collateral. Unless MVB sells participations in its loans to other financial institutions, MVB cannot meet all lending needs of loan customers requiring aggregate extensions of credit above these limits. Additionally, MVB may voluntarily choose to impose a policy limit on loans to a single borrower that is less than the legal limit.

MVB may not make any extension of credit to any director, executive officer, or principal shareholder of MVB or MVB Financial, or to any related interest of such person, unless the Board of Directors or a committee thereof approves the extension of credit, and MVB makes the loan on terms no more favorable to such person than would be available to a person not affiliated with MVB.

Expansion Into Harrison County, West Virginia

In the third quarter of 2004, the boards of directors of MVB Financial and MVB determined that MVB should begin to expand its current Marion County market area into Harrison County, West Virginia.

The management of each of MVB Financial and MVB is convinced that local involvement of businesspersons in the Harrison County area is essential to success in establishing banking operations in that county. In that regard, the management and boards of directors of MVB Financial and MVB believe that the success of MVB’s operations in Harrison County would be greatly enhanced by the availability of directorships to businesspersons in Harrison County, West Virginia, and that decision-making should be localized in that office. One potential solution for the availability of directorships and local decision-making would be to form a de novo bank in Harrison County. However, the attendant costs would be much higher than the establishment of a branch bank. These costs would include initial start-up costs, such as regulatory applications, etc., amounting to approximately $50,000. In addition, there would be continuing costs which would be redundant to costs already being paid by MVB. These costs include data processing, compliance, advertising, accounting and other costs.

As a result, in order to accomplish its goals of local involvement and cost reduction, MVB Financial has organized two wholly-owned, second-tier holding companies, known as MVB Marion, Inc., and MVB Harrison, Inc. Both are West Virginia corporations. As part of the capitalization of MVB Marion, Inc., MVB Financial will contribute its investment in MVB to the second-tier holding company, or approximately $8.8 million. At that point, MVB Financial will own MVB Marion, Inc., which, in turn, will own all of the shares of MVB.

Next, MVB will contribute the funds that it raises from this stock offering to MVB Harrison, Inc. That second-tier holding company will then use these funds to purchase shares of MVB, at the price of $16 per share.

Therefore, MVB Financial will own 100% of each of the two second-tier bank holding companies. MVB Marion, Inc., will own 708,025 shares of MVB, and MVB Harrison, Inc., will own 725,000 shares of MVB. Assuming that all of the shares offered herein are purchased, using December 31, 2004 numbers, the ownership percentages would be 49.4% for MVB Marion, Inc., and 50.6% for MVB Harrison, Inc. These numbers are for illustrative purposes only, depending on the number of shares sold in this offering.

At that point, MVB will use $1.6 million raised in this offering to establish the branch in Bridgeport, Harrison County, West Virginia. A branch application was filed by MVB with the West Virginia Division of Banking and the Federal Deposit Insurance Corporation, and approval for the proposed branch was granted on November 10, 2004, and November 22, 2004, respectively. MVB Financial and MVB have contacted the Federal Reserve Bank of Richmond and the West Virginia Division of Banking to determine whether any additional applications are required. Both offices indicated that, except for the branch application, no applications are required because the transaction is an internal restructuring. MVB Financial expects to complete this reorganization during 2005.

Under the reorganization, the current directors of MVB Financial and MVB would continue to serve on those boards of directors and James R. Martin will continue to have ultimate responsibility of management for MVB’s day-to-day operations. In addition, the board of directors of MVB would be increased by three persons, selected from the board of directors of MVB Harrison, Inc. Those persons will include Larry F. Mazza, who is to be Executive Vice President of MVB and CEO of MVB-Harrison, along with two other persons who are yet to be determined. The board of directors of MVB Marion, Inc., will consist of the current directors of MVB and MVB Financial. The board of directors of MVB Financial will be expanded to include Mr. Mazza.

The board of directors of MVB Harrison, Inc., will include three directors from the current directorship of MVB Financial and MVB: James R. Martin, Saad Mossallatti, and Robert Bell. In addition, the board of directors of MVB Harrison, Inc., will include Larry F. Mazza, Executive Vice President of MVB and CEO of MVB-Harrison, as well as the following persons:

Name and Address	Age	Principal Occupation Last Five Years
Christine Bonasso Ielapi	45	Your Chef, Inc.–KFC Franchises in Harrison County
303 Locust Drive
Bridgeport, WV 26330

Carl R. Fischer, MD	58	Clarksburg Surgical Specialists—Surgeon
640 Rivondale Drive
Bridgeport, WV 26330

Kelly R. Nelson, MD	45	Physician
46 Juniper Drive
Bridgeport, WV 26330

John Spadafore	55	Affiliated Physical Therapy—Physical
1 Pineview Drive		Therapist
Shinnston, WV 26431

Wayne H. Stanley	54	Stanley Industries, Inc.—Excavating
13 Maple Lake		Contractor and Related Activities
Bridgeport, WV 26330

In addition, certain other individuals, whose identities have not yet been determined, may be added to the board of directors of MVB Harrison, Inc.

The officers of MVB Marion, Inc., will consist of Robert Bell, Chairman of the Board, James R. Martin, President, Larry F. Mazza, Vice President, and Judith Merico, Secretary. The officers of MVB Harrison, Inc., will be Larry F. Mazza, Chairman, Roger Turner, President, James R. Martin, Vice President, and Judith Merico, Secretary. With respect to MVB itself, the current officers would remain unchanged, with the exception of the addition of Larry F. Mazza, as Executive Vice President, along with other employees, including loan officers, in the Harrison County office. All directors of MVB Financial, MVB Marion, Inc., MVB Harrison, Inc., and MVB would acknowledge responsibility for the entity as a whole, rather than for individual portions of the entity. MVB would then enter into management agreements with the two second-tier bank holding companies. The second-tier bank holding company management and directors would be very active and would make recommendations to the board of directors of MVB with respect to product development and customer relations in their respective areas. These duties would include recommending approval of loans (within the parameter of MVB’s loan policies, lending limits and additional parameters which may be instituted by MVB from time to time), assisting in the development and pricing of products in the area and assisting management in marketing and development of policies. All of the products currently offered by MVB to its customers in its current locations would be offered to MVB’s customers in Harrison County. In addition, for all customers, MVB plans to institute internet banking in 2005.

The Harrison County office will offer the same banking services that MVB currently offers in its Marion County, West Virginia market, but this office will establish internet banking for its customers which MVB currently does not provide. Management anticipates that 16 individuals will staff MVB’s Harrison County office (including Mr. Mazza, as Chief Executive Officer of MVB Harrison). Neither MVB Marion, Inc. nor MVB Harrison, Inc. will have any employees. Loans originated from the Harrison County office will be made consistent with the same underwriting standards currently used by MVB.

To the knowledge of the management of MVB, the use of second-tier holding companies for regional offices has traditionally been limited to West Virginia, specifically Centra Bank, Inc., in Morgantown and Martinsburg, West Virginia. MVB Financial continues to seek opportunities for expansion into other markets. MVB Financial currently plans to expand its operations to Berkeley County, West Virginia, starting with a loan production office. MVB and MVB Financial plans to create a second-tier subsidiary for that market. No directors have been identified at this time, but MVB has employed Susan Maulk as regional president and Brenda Poston as loan officer for a loan production office for Berkeley County. It is anticipated that a second-tier subsidiary will be formed for Berkeley County and that Ms. Maulk will be a director of that subsidiary. No other plans have been finalized.

The following illustrates the internal restructuring of MVB Financial, taking into account the two-tier holding company structure:

As with the opening of any new facility, management anticipates that the Harrison County office will operate at a loss for one or two years, which will have a direct impact on MVB Financial’s earnings. Current projections indicate a loss from the new Harrison County office in the first year to be approximately $250,000, with a near breakeven performance in the second year and a profit of $300,000 in the third year. The board of directors of MVB Financial and MVB believe that these results are reasonable and that expanding into Harrison County is in the best interests of MVB Financial and its shareholders.

Properties

The bank’s main office is currently housed in a banking facility located at 301 Virginia Avenue, Fairmont, West Virginia, at the intersection of Third Street and Virginia Avenue on a parcel of real estate containing approximately 42,000 square feet, which the bank owns. The parcel fronts on Virginia Avenue and is totally accessible to Third and Fourth Streets to the north and south, respectively, from Virginia Avenue. This location is in the heart of downtown Fairmont with easy access to nearly any other part of town.

The facility, built for the bank in 1998, is constructed of brick and frame components. The main floor covers 7,000 square feet. The second floor area approximates 3,000 square feet of office space, which was finished in 2001. The facility is equipped with five inside teller windows and five outside drive-in lanes, one of which is served by an ATM. An after-hours night deposit is also available. Off-street parking is available for approximately 50 cars. A large vault is also an integral part of the building.

A second office is inside the Shop-N-Save Supermarket in the Middletown Mall. The mall is in the town of White Hall, West Virginia, adjacent to Fairmont, West Virginia. The White Hall area of Marion County is developing rapidly, especially in the area of technology related business organizations. In addition, the Middletown Mall and the surrounding land is currently being redeveloped with new tenants and facilities. The mall owners have a business plan that should continue to attract additional development and economic activity.

The facility, which is leased from the supermarket, approximates 600 square feet, which includes four teller stations and two offices. A night deposit and safe deposit boxes compliment the normal supermarket bank product offerings. This facility opened May 8, 2000.

As described elsewhere herein, MVB is in the process of establishing a full service facility in Bridgeport, Harrison County, West Virginia. The real estate will be leased for a period of 20 years at a monthly rental of $3,000 per month from an unaffiliated party. At the conclusion of the 20 year term, MVB has the right to purchase the property for a predetermined price. Should the property not be purchased, the lease contains a provision for two additional rental periods of ten years each.

Director, Dr. Saad Mossallati, will construct the facility for the Harrison County office and then MVB will buy the building from him upon completion. The purchase price for the building is expected to be approximately $1.285 million, subject to approved change orders. Dr. Mossallati has completed many construction projects in Marion and Harrison Counties, including MVB’s current office in Marion County. MVB Financial obtained additional proposals indicating the approximate costs of the proposed facility, excluding the specialized banking equipment, to be between $1.34 million and $1.459 million. Using timetables prepared by the various architects, MVB would not be able to open its Harrison County office until September or October 2005. Conversely, Dr. Mossallati has indicated that he will build the building for $1.285 million and have the facility ready by July 1, 2005. MVB Financial chose Dr. Mossallati to construct the facility because he has a history of completing projects less expensively and more timely than others because he serves as his own project manager and individually selects the various contractors involved in the project. In addition, he has no staff overhead and related costs which must be included in the project price.

Permitted Non-Banking Activities

The Federal Reserve permits bank holding companies to engage in non-banking activities closely related to banking or managing or controlling banks. MVB Financial presently does not engage in, nor does it have any immediate plans to engage in, any non-banking activities bank holding companies are permitted to perform.

A notice of proposed non-banking activities must be furnished to the Federal Reserve and the West Virginia Board of Banking and Financial Institutions before MVB Financial engages in such activities, and an application must be made to the Federal Reserve and Banking Board concerning acquisitions by MVB Financial of corporations engaging in those activities. In addition, the Federal Reserve may, by order issued on a case-by-case basis, approve additional non-banking activities.

Market Area

Currently, MVB’s primary market area is Marion County, West Virginia. The plan is to expand into Harrison County, West Virginia, which is adjacent to Marion County to the south. Both of these counties are served by Interstate Highway I-79, which is part of a highly traveled expressway system running from Canada to Erie, Pennsylvania, to southern Florida. Besides providing high quality highway access, this I-79 corridor ties the two counties together. It is a 15-minute drive from the heart of one county to that of the other.

From the 1990 census to the 2003 population estimate, West Virginia’s population has grown by .9%. The estimated 2003 population for Marion County is 56,500. This is a decrease of 1.3% since 1990. Harrison County has performed in a similar manner with a 1.9% decrease from the 1990 census to the 2003 estimate of 68,000 people. While Harrison County has more people, the population trend of the two counties over the last 13 years is very similar.

Marion County’s population is somewhat older than Harrison County. This can be shown based on the percentage of the population in specific age groups. Marion County has 17.8% of its residents over 65 years of age compared to 16.6% for Harrison County. On the opposite end of the scale, Harrison County has 5.7% of its population less than six years old, whereas this same number for Marion County is 5.1%. Demographically these two counties are very similar.

At an area of 416 square miles, Harrison County is 106 square miles larger than Marion County’s 310 square miles. The 2000 Census determined that population density for the two counties to be similar. Harrison County had 165 people per square mile versus Marion County’s 183.

Economically, Harrison County is somewhat stronger than Marion County. Two measurements indicate this fact. From the 2000 Census, the median household income is $30,562 compared to $28,626 for Marion County. This same information for the State of West Virginia was $29,696. The median value of owner-occupied housing units for West Virginia was $72,800 compared to $67,600 for Harrison County and $63,600 for Marion County.

The largest employer in the two-county area is the Federal Bureau of Investigation with 3,000 employees. Its facility is located on I-79 in Harrison County but only five miles from the Marion County border. The FBI is a regional employer, not one whose employees are specifically from Harrison County. The next largest employer is the same in both counties, that being the local Boards of Education. Harrison County employs 1,970 while that of Marion County employs 1,100. The community hospitals in both counties are strong employers with 1,495 being employed in Harrison County and 674 in Marion County. Fairmont State University, located in Marion County, employs 770 people. There are numerous other employers in both communities but the trend is the same. Those in Harrison County are larger than those in Marion County. Due to the close proximity and access to I-79, many people live in one county and work in the other.

While the unemployment rate for Marion County and Harrison County are different, their trends are similar and positive as shown below:

	Unemployment Rate
Date	West Virginia	Harrison County, WV	Marion County, WV
December 31, 1995	7.5%	8.4%	9.0%
December 31, 2000	5.4%	5.9%	5.6%
November 30, 2004	4.8%	3.7%	4.2%

For the period ended December 31, 1995, both county’s unemployment rates exceed that for West Virginia as a whole. By the end of 2000, both county’s rates still exceeded that for the entire state but had closed the gap considerably. At the most recent date for which data is available, both counties now have unemployment rates better than the state as a whole. This trend seems to indicate that economically the counties are improving together.

Competition

        The banking business is a highly competitive business. As of December 31, 2004, there were four other banks in MVB’s market area. The total Marion County commercial bank deposits, which include a total of 18 banking offices, as of June 30, 2004, the latest period for which information is available, were in excess of $584 million. At this same date, MVB had a 14% share of the Marion County commercial bank deposits while being open only 5½ years. As of June 30, 2004, the bank deposits were $875 million in Harrison County. Harrison County hosts a total of 31 banking offices, and as of June 30, 2004, MVB had no share of the Harrison County commercial bank deposits. The First Exchange Bank and MVB are Marion County’s only locally owned banks, while the Harrison County Bank is the only locally owned bank in Harrison County. The other commercial banks have their parent-company headquarters in Wheeling, West Virginia (WesBanco), Charlotte, North Caroline (BB&T), and Columbus, Ohio (Huntington National Bank and Bank One).

        For most services which MVB provides, there is also competition from financial institutions other than commercial banks. Numerous credit unions, including West Virginia’s second largest, provide competition for loans and deposits. There are also various issuers of commercial paper and money market funds that actively compete for funds and for various types of loans. Further, there are five offices of the national brokerage concern, Edward Jones in the two counties as well as offices of Merrill Lynch and Morgan Stanley in Harrison County. In addition, some traditional banking services or competing services are offered by insurance companies, investment counseling firms and other business firms and individuals. Many of MVB’s competitors have significantly greater financial and marketing resources than MVB.

The existence of larger financial institutions in Marion County and Harrison County, West Virginia, some of which are owned by larger regional or national companies, influence the competition in MVB’s market area.

The principal competitive factors in the market for deposits and loans are interest rates, either paid on deposits or charged on loans. West Virginia law allows statewide branch banking which provides increased opportunities for MVB, but it also increases the potential competition for MVB in its service area. In addition, in 1994, Congress passed the Riegle-Neal Interstate Banking and Branching Efficiency Act. Under this Act, absent contrary action by a state’s legislature, interstate branch banking may occur. States are permitted to elect to participate to a variety of degrees in interstate banking or states may elect to “opt out.” In 1996, the West Virginia Legislature elected to “opt in” effective May 31, 1997. Accordingly, out-of-state banks may form de novo banks or may acquire existing branches of West Virginia banks on a reciprocal basis.

Employees

MVB had 33 full-time and 9 part-time employees on December 31, 2004. Four of the full-time employees and three of the part-time employees work at our branch office. It is expected that Harrison will open with approximately 16 employees. This is based on MVB’s experience when it opened in 1999.

Legal Proceedings

MVB Financial is not involved in any legal proceeding. It’s wholly-owned subsidiary, MVB, is involved in routine legal actions, which are incidental to its business of commercial banking. There are no material amounts involved in these routine legal actions, and the effects of these legal proceedings on the results of operations and liquidity of MVB Financial are immaterial.

Supervision and Regulation

MVB Financial is regulated by the Federal Reserve Bank under the Bank Holding Company Act of 1956, as amended. MVB and virtually all aspects of its operations are subject to supervision, regulation and examination by the West Virginia Commissioner of Banking and the Federal Deposit Insurance Corporation (FDIC). A summary of some of the major regulatory issues follow. The summary is not exhaustive, and reference is made to applicable statutes and regulations for more detailed information regarding supervision and regulation of entities such as MVB Financial and MVB. Statutes, regulations and regulatory policies of the federal and West Virginia governments and their agencies are subject to change and it is impossible to predict the effects that any such changes may have upon MVB and its operations.

The following is a summary of certain statutes and regulations affecting MVB Financial and MVB and is qualified in its entirety by reference to such statutes and regulations:

Bank Holding Company Regulation. MVB Financial is a bank holding company under the Bank Holding Company Act of 1956, as amended, which restricts the activities of MVB Financial and any acquisition by MVB Financial of voting stock or assets of any bank, savings association or other company. MVB Financial is subject to the reporting requirements of, and examination and regulation by, the Federal Reserve Board. MVB Financial’s subsidiary bank is subject to restrictions imposed by the Federal Reserve Act on transactions with affiliates, including any loans or extensions of credit to MVB Financial or its subsidiaries, investments in the stock or other securities thereof and the taking of such stock or securities as collateral for loans to any borrower; the issuance of guarantees, acceptances or letters of credit on behalf of MVB Financial and its subsidiary; purchases or sales of securities or other assets; and the payment of money or furnishing of services to MVB Financial and other subsidiaries. MVB Financial is prohibited from acquiring direct or indirect control of more than 5% of any class of voting stock or substantially all of the assets of any bank or bank holding company without the prior approval of the Federal Reserve Board. MVB Financial and its subsidiary are prohibited from engaging in certain tying arrangements in connection with extensions of credit and/or the provision of other property or services to a customer by MVB Financial or its subsidiary.

The Gramm-Leach-Bliley Act (also known as the Financial Services Modernization Act of 1999) permits bank holding companies to become financial holding companies. This allows them to affiliate with securities firms and insurance companies and to engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, is well managed and has at least a satisfactory rating under the Community Reinvestment Act. No regulatory approval is required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

The Financial Services Modernization Act defines “financial in nature” to include: securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. A bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well-capitalized, well-managed and has at least a satisfactory Community Reinvestment Act rating.

Banking Subsidiary Regulation. The bank was chartered as a state bank and is regulated by the West Virginia Division of Banking and the Federal Deposit Insurance Corporation. Deposits of MVB are insured by the FDIC to the extent permissible under the law.

Federal Deposit Insurance Corporation

The FDIC insures the deposits of the bank, and the bank is subject to the applicable provisions of the Federal Deposit Insurance Act. The FDIC may terminate a bank’s deposit insurance upon finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition enacted or imposed by the bank’s regulatory agency.

Capital Requirements

The FDIC has issued risk-based capital guidelines for banking organizations, such as the bank. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures into explicit account in assessing capital adequacy, and minimizes disincentives to holding liquid, low-risk assets. The risk-based ratio is determined by allocating assets and specified off-balance sheet commitments into four weighted categories, with higher levels of capital being required for categories perceived as representing greater risk.

Generally, under the applicable guidelines, the financial institution’s capital is divided into two tiers. “Tier 1,” or core capital, includes common equity, non-cumulative perpetual preferred stock (excluding auction rate issues) and perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts or consolidated subsidiaries, less goodwill and, with few exceptions, all other intangible assets. Additional elements of

“Tier 2,” or supplementary capital, include, among other items, cumulative and limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan losses, subject to certain limitations, less required deductions. “Total capital” is the sum of Tier 1 and Tier 2 capital.

Financial institutions are required to maintain a risk-based ratio of 8%, of which 4% must be Tier 1 capital. The appropriate regulatory authority may set higher capital requirements when an institution’s particular circumstances warrant.

Banks are subject to “leverage ratio” guidelines involving a numerator defined as Tier 1 capital and a denominator defined as adjusted total assets (as defined by regulation). The bank regulatory agencies have established a 3% minimum Tier 1 leverage ratio applicable only to banks meeting certain specified criteria, including excellent asset quality, high liquidity, low interest rate exposure and the highest regulatory rating. Institutions not meeting these criteria are expected to maintain a ratio which exceeds the 3% minimum, by at least 100 to 200 basis points.

The guidelines also provide that financial institutions experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

The bank currently exceeds all required capital ratios. Failure to meet applicable capital guidelines could subject the financial institution to a variety of enforcement remedies available to the federal regulatory authorities, including limitations on the ability to pay dividends, the issuance by the regulatory authority of a capital directive to increase capital and the termination of deposit insurance by the FDIC as well as to the measures described under the “Federal Deposit Insurance Corporation Improvement Act of 1991” as applicable to “undercapitalized” institutions.

“Undercapitalized” institutions are subject to growth limitations and are required to submit a capital restoration plan. If an “undercapitalized” institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. “Significantly undercapitalized” institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and a cessation of receipt of deposits from correspondence banks. “Critically undercapitalized” institutions may not, beginning 60 days after becoming “critically undercapitalized,” make any payment of principal or interest on their subordinated debt. In addition, “critically undercapitalized” institutions are subject to appointment of a receiver or conservator.

Below is a table reflecting various capital ratios including regulatory guidelines, current and comparative and pro forma amounts assuming the sale of 50% and 100% of the proposed offering:

Ratio	Minimum Well- Capitalized Ratio	MVB Ratio, December 31, 2004	Pro Forma Ratios Assuming Sale of 50% and 100% of Offering
			50%	100%
Total risk-based capital ratio	10.0%	12.40%	19.80%	27.20%
Tier 1 risk-based capital ratio	6.00%	11.27%	18.66%	26.06%
Tier 1 leverage ratio	5.00%	8.35%	13.83%	19.31%

Federal and State Laws

The bank is subject to regulatory oversight under various consumer protection and fair lending laws. These laws govern, among other things, truth-in-lending disclosure, equal credit opportunity, fair credit reporting and community reinvestment. Failure to abide by federal laws and regulations governing community reinvestment could limit the ability of a bank to open a new branch or engage in a merger transaction. Community reinvestment regulations evaluate how well and to what extent a bank lends and invests in its designated service area, with particular emphasis on low-to-moderate income communities and borrowers in such areas. MVB’s latest Community Reinvestment Act Rating was “Satisfactory.”

Monetary Policy and Economic Conditions

The business of financial institutions is affected not only by general economic conditions, but also by the policies of various governmental regulatory agencies, including the Federal Reserve Board. The Federal Reserve Board regulates money and credit conditions and interest rates to influence general economic conditions primarily through open market operations in U.S. government securities, changes in the discount rate on bank borrowings and changes in the reserve requirements against depository institutions’ deposits. These policies and regulations significantly affect the overall growth and distribution of loans, investments and deposits, and the interest rates charged on loans, as well as the interest rates paid on deposit accounts.

The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to have significant effects in the future. In view of the changing conditions in the economy and the money markets and the activities of monetary and fiscal authorities, MVB cannot definitely predict future changes in interest rates, credit availability or deposit levels.

Effect of Environmental Regulation

The bank’s primary exposure to environmental risk is through lending activities. In cases when management believes environmental risk potentially exists, the bank mitigates its environmental risk exposures by requiring environmental site assessments at the time of loan origination. Commercial real estate parcels that pose higher than normal potential for environmental impact because of present and past uses of the subject property and adjacent sites normally are required to be environmentally evaluated. Environmental assessments are typically required prior to any foreclosure activity involving non-residential real estate collateral.

Management reviews residential real estate loans with inherent environmental risk on an individual basis and makes decisions based on the dollar amount of the loan.

MVB anticipates no material effect on anticipated capital expenditures, earnings or competitive position as a result of compliance with federal, state or local environmental protection laws or regulations.

International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (USA Patriot Act)

The International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (the “Patriot Act”) was adopted in response to the September 11, 2001 terrorist attacks. The Patriot Act provides law enforcement with greater powers to investigate terrorism and prevent future terrorist acts. Among the broad-reaching provisions contained in the Patriot Act are several designed to deter terrorists’ ability to launder money in the United States and provide law enforcement with additional powers to investigate how terrorists and terrorist organizations are financed. The Patriot Act creates additional requirements for banks, which were already subject to similar regulations. The Patriot Act authorizes the Secretary of the Treasury to require financial institutions to take certain “special measures” when the Secretary suspects that certain transactions or accounts are related to money laundering. These special measures may be ordered when the Secretary suspects that a jurisdiction outside of the United States, a financial institution operating outside of the United States, a class of transactions involving a jurisdiction outside of the United States or certain types of accounts are of “primary money laundering concern.” The special measures include the following: (a) require financial institutions to keep records and report on the transactions or accounts at issue; (b) require financial institutions to obtain and retain information related to the beneficial ownership of any account opened or maintained by foreign persons; (c) require financial institutions to identify each customer who is permitted to use a payable-through or correspondent account and obtain certain information from each customer permitted to use the account; and (d) prohibit or impose conditions on the opening or maintaining of correspondent or payable-through accounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The following discussion contains statements that refer to future expectations, contain projections of the results of operations or of financial condition, or state other information that is “forward-looking.” “Forward-looking” statements are easily identified by the use of words such as “could,” “anticipate,” “estimate,” “believe,” and similar words that refer to a future outlook. There is always a degree of uncertainty associated with “forward-looking” statements. MVB Financial’s management believes that the expectations reflected in such statements are based upon reasonable assumptions and on the facts and circumstances existing at the time of these disclosures. Actual results could differ significantly from those anticipated.

Many factors could cause MVB Financial’s actual results to differ materially from the results contemplated by the forward-looking statements. Some factors, which could negatively affect the results, include:

•	General economic conditions, either nationally or within MVB Financial’s markets, could be less favorable than expected;

•	Changes in market interest rates could affect interest margins and profitability;

•	Competitive pressures could be greater than anticipated;

•	Legal or accounting changes could affect MVB Financial’s results;

•	Adverse changes could occur in the securities and investments markets; and

•	Those risk factors on page 2 of this prospectus.

In Management’s Discussion and Analysis we review and explain the general financial condition and the results of operations for MVB Financial and its subsidiary. We have designed this discussion to assist you in understanding the significant changes in MVB Financial’s financial condition and results of operations. We have used accounting principles generally accepted in the United States to prepare the accompanying consolidated financial statements.

Statistical Financial Information Regarding MVB Financial

The following December 31, 2004 comparative information below has been derived from MVB Financial Consolidated Financial Statements. Information for all other periods is from MVB’s Financial Statement.

(Dollars in Thousands, except Ratios and Per Share Data)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Operating Data
For the year ended:
Total interest income	$5,536	$4,852	$4,227	$3,893	$2,977
Total interest expense	1,570	1,702	1,852	2,195	1,820
Net interest income	3,966	3,150	2,375	1,698	1,157
Provision for loan losses	269	223	225	166	138
Other income	677	598	458	391	207
Other expense	2,689	2,348	2,033	1,712	1,397
Net income (loss)	1,058	781	400	147	(121)

Balance Sheet Data
At year-end:
Total assets	$106,206	$94,931	$80,977	$65,325	$50,358
Investment securities	20,380	24,630	22,335	18,121	10,093
Gross loans	78,844	62,616	48,032	35,075	26,117
Total deposits	85,486	75,338	64,904	49,710	38,110
Stockholders’ equity	8,843	7,828	7,340	4,798	4,622

Average Balance Sheet Data
Total assets	$101,886	$91,981	$74,597	$59,425	$42,764
Investment securities	23,012	25,220	18,794	14,773	8,400
Gross loans	70,252	55,301	42,152	30,560	20,429
Total deposits	81,411	71,656	58,294	44,924	31,646
Stockholders’ equity	8,342	7,576	5,380	4,761	4,500

Significant Ratios
Net income (loss) to:
Average total assets	1.04%	0.85%	0.54%	0.25%	(0.28	) %
Average stockholders’ equity	12.68	10.31	7.44	3.09	(2.69)
Average stockholders’ equity to average total assets	8.19	8.24	7.21	8.01	10.52
Average gross loans to average deposits	86.29	77.20	72.31	68.03	64.55
Risk-based capital ratios:
Tier I Capital	11.27%	11.98%	13.98%	12.31%	16.20%
Total Capital	12.40	13.03	14.96	13.25	17.00
Leverage Ratio	8.35	8.21	8.95	7.14	9.40
Interest rate spread	3.90	3.38	3.13	2.62	2.29
Net interest margin	4.13	3.63	3.40	3.05	2.79
Loans past due more than 30 days to gross loans	1.27	0.30	0.87	1.45	1.38
Loans past due more than 90 days to gross loans	0.39	0.01	0.35	0.50	0.00

Per Share Data
Net Income:
Basic	$1.46	$1.10	$0.70	$0.28	$(0.23)
Fully diluted	1.41	1.07	0.68	0.27	(0.23)
Cash dividends paid	N/A	N/A	N/A	N/A	N/A
Book value at end of period	11.90	11.06	10.37	8.83	8.93
Shares outstanding at end of period	743,060	708,025	708,025	543,677	517,788
Weighted average shares outstanding:
Basic	725,500	708,025	571,068	532,890	517,788
Fully diluted	751,912	730,054	586,232	541,319	517,788

The following tables provide further information about MVB’s interest income and expenses:

Average Balances and Analysis of Net Interest Income:

	2004			2003
(Dollars in thousands)	Average Balance	Income/ Expense	Average Yield/ Rate	Average Balance	Income/ Expense	Average Yield/ Rate
Securities (1):	$23,012	$817	3.55%	$25,220	$802	3.18%
Loans (2) (3)(4)
Commercial	35,600	2,284	6.42%	25,684	1,722	6.70%
Real estate	21,659	1,315	6.07%	18,083	1,190	6.58%
Consumer	12,993	1,068	8.22%	11,534	1,034	8.96%
Allowance for loan losses	(773)			(600)

Net Loans	69,479	4,667	6.72%	54,701	3,946	7.21%
Short-term investments:
Interest-bearing deposits	3,498	51	1.46%	5,835	94	1.61%
Federal funds sold	111	1	0.90%	957	10	1.04%

Total	3,609	52	1.44%	6,792	104	1.53%

Total earning assets	96,100	5,536	5.76%	86,713	4,852	5.60%
Other assets	5,786			5,268

Total assets	$101,886			$91,981

Interest-bearing deposits:
Savings	$27,224	248	0.91%	$24,638	296	1.20%
Demand	7,560	38	0.50%	6,226	35	0.56%
Time	37,635	1,077	2.86%	33,614	1,127	3.35%

Total	72,419	1,363	1.88%	64,478	1,458	2.26%
Borrowings	11,835	207	1.75%	12,417	244	1.97%

Total interest bearing liabilities	84,254	1,570	1.86%	76,895	1,702	2.21%
Noninterest-bearing demand deposits	8,992			7,178
Other liabilities	298			332

Total liabilities	93,544			84,405
Stockholders’ equity	8,342			7,576

Total liabilities and stockholders’ equity	$101,886			$91,981

Interest rate spread		$3,966	3.90%		$3,150	3.38%

Interest income/earning assets			5.76%			5.60%
Interest expense/earning assets			1.63%			1.96%

Net yield on earning assets (net interest margin)			4.13%			3.63%

(1)	Average balances of investment securities based on carrying value.

(2)	Loan fees included in interest income for 2004 were $297 and $243 in 2003.

(3)	Non-accrual loans are included in the daily average loan amounts outstanding.

(4)	For 2004 and 2003 income is computed on a fully tax-equivalent basis assuming tax rates of 37% and 34%.

Monongahela Valley Bank

Rate/Volume Analysis of Changes in Interest Income and Expense:

	2004 vs. 2003 Increase (Decrease) Due to change in:
(Dollars in thousands)	Volume(1)	Rate(1)	Net
Interest earning assets:
Loan portfolio:
Commercial	$639	($77)	$562
Real Estate	222	(97)	125
Consumer	124	(90)	34

Net loans	$985	($264)	$721
Securities	(74)	89	15
Federal funds sold and other	(43)	(9)	(52)

Total interest-earning assets	$868	($184)	$684

Interest-bearing liabilities:
Savings deposits	$29	($77)	($48)
Interest-bearing demand deposits	7	(4)	3
Time deposits	126	(176)	(50)
Borrowings	(11)	(26)	(37)

Total interest-bearing liabilities	$151	($283)	($132)

Net interest income	$717	$99	$816

	2003 vs. 2002 Increase (Decrease) Due to change in:
(Dollars in thousands)	Volume(1)	Rate(1)	Net
Interest earning assets:
Loan portfolio:
Commercial	$487	($58)	$429
Real Estate	246	(69)	177
Consumer	201	(1)	200

Net loans	$934	($128)	$806
Securities	255	(350)	(95)
Federal funds sold and other	(44)	(42)	(86)

Total interest-earning assets	$1,145	($520)	$625

Interest-bearing liabilities:
Savings deposits	$13	($23)	($10)
Interest-bearing demand deposits	60	(197)	(137)
Time deposits	266	(298)	(32)
Borrowings	36	(6)	30

Total interest-bearing liabilities	$375	($524)	($149)

Net interest income	$770	$4	$774

(1)	The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Contractual maturities at December 31, 2004

(Dollars in thousands)	U. S. Government Agencies	Municipal securities	Other securities	Total securities
Within one year
Amortized cost	$4,075	$—	$652	$4,727
Fair value	$4,051	$—	$655	$4,706
Yield	3.95%	0.00%	4.10%	3.96%
1 to 5 years
Amortized cost	6,943	561	830	8,334
Fair value	6,899	553	833	8,284
Yield	3.55%	2.77%	4.70%	3.61%
5 to 10 years
Amortized cost	6,616	291	700	7,607
Fair value	6,533	296	552	7,381
Yield	4.86%	3.60%	5.97%	4.91%
Over 10 years
Amortized cost	9	—	—	9
Fair value	9	—	—	9
Yield	4.57%	0.00%	0.00%	4.57%

Total amortized cost	$17,643	$852	$2,182	$20,677
Total fair value	$17,492	$849	$2,040	$20,380
Total yield	4.13%	3.05%	4.93%	4.17%

Contractual maturities at December 31, 2003

(Dollars in thousands)	U. S. Government Agencies	Municipal securities	Other securities	Total securities
Within one year
Amortized cost	$5,139	$260	$1,017	$6,416
Fair value	$5,110	$261	$966	$6,337
Yield	2.65%	2.64%	3.50%	2.79%
1 to 5 years
Amortized cost	9,026	222	1,199	10,447
Fair value	8,999	222	1,222	10,443
Yield	3.36%	2.64%	4.38%	3.47%
5 to 10 years
Amortized cost	7,325	644	—	7,969
Fair value	7,215	634	—	7,849
Yield	4.51%	4.66%	0.00%	4.52%
Over 10 years
Amortized cost	1	—	—	1
Fair value	1	—	—	1
Yield	4.25%	0.00%	0.00%	4.25%

Total amortized cost	$21,491	$1,126	$2,216	$24,833
Total fair value	$21,325	$1,117	$2,188	$24,630
Total yield	3.61%	3.79%	3.63%	3.68%

The yields on tax exempt obligations have been computed on a tax equivalent basis.

Introduction

The following discussion and analysis of the Consolidated Financial Statements of MVB Financial or MVB is presented to provide insight into management’s assessment of the financial results and operations of MVB Financial. MVB is the sole operating subsidiary of MVB Financial and all comments, unless otherwise noted, are related to the bank. You should read this discussion and analysis in conjunction with the audited Financial Statements and footnotes and the ratios and statistics contained elsewhere in this Form SB-2.

Application of Critical Accounting Policies

MVB Financial and MVB’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal forecasting techniques.

The most significant accounting policies followed by the bank are presented in Note 1 to the audited annual financial statements. These policies, along with the disclosures presented in the other financial statement notes and in management’s discussion and analysis of operations, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of losses on homogeneous loans based on historical loss experience and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type in the balance sheet. Note 1 to the financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Allowance for Loan Losses section of this financial review.

Summary Financial Results

The bank began operations on January 4, 1999, with the goal of providing community banking to the Marion County, West Virginia market area. By the end of the sixth year of operations December 31, 2004, MVB had reached $106 million in total assets.

MVB earned $1,058,000 in 2004 compared to $781,000 in 2003. The earnings equated to a return on average assets of 1.04% and a return on average equity of 12.68%, compared to prior year results of .85% and 10.31%, respectively. Basic earnings per share was $1.46 in 2004 compared to $1.10 in 2003. Diluted earnings per share was $1.41 in 2004 compared to $1.07 in 2003.

While operating in a challenging interest rate environment, the bank achieved a 5.76% yield on earning assets in 2004 compared to 5.60% in 2003. Despite being located in a very competitive market, loans increased to $78.8 million at December 31, 2004, from $62.6 million at December 31, 2003. At December 31, 2004, loans past due more than 30 days were 1.27% of gross loans outstanding while loans more than 90 days past due were .39% of gross loans outstanding.

Deposits increased to $85.5 million at December 31, 2004, from $75.3 million at December 31, 2003, due to our continual increase in market penetration in the Marion County market. MVB offers an uncomplicated product mix accompanied by a simple fee structure that continues to attract customers at a steady pace. The overall cost of funds for the bank was 1.63% in 2004 compared to 1.96% in 2003. This cost of funds, combined with the earning asset yield, resulted in a net interest margin of 4.13% in 2004 compared to 3.63% in 2003.

The bank maintained a high-quality, short-term investment portfolio during 2004 to provide liquidity in the balance sheet, to fund loan growth, and to pledge against customers accounts. U.S. government agency securities comprised the majority of the bank’s investment portfolio at December 31, 2004 and 2003.

Interest Income and Expense

Net interest income is the amount by which interest income on earning assets exceeds interest expense incurred on interest-bearing liabilities. Interest-earning assets include loans and investment securities. Interest-bearing liabilities include interest-bearing deposits, borrowed funds such as sweep accounts and repurchase agreements and advances from the Federal Home Loan Bank of Pittsburgh. Net interest income remains the primary source of revenue for MVB. Net interest income is impacted by changes in market interest rates, as well as the mix of interest-earning assets and interest-bearing liabilities. Net interest income is also impacted favorably by increases in non-interest bearing demand deposit balances and equity.

Net interest margin is calculated by dividing net interest income by average interest-earning assets and serves as a measurement of the net revenue stream generated by MVB’s balance sheet. As noted above, the net interest margin was 4.13% in 2004 compared to 3.63% in 2003. The net interest margin has grown significantly as a result in the reallocation of assets from investments to loans. To the extent the MVB market area permits, this reallocation will continue. Management’s estimate of the impact of future changes in market interest rates is discussed in the section captioned “Interest Rate Risk.”

During 2004, net interest income increased by $816,000 or 25.90% to $3.97 million in 2004 from $3.15 million in 2003. This increase is due to the growth in average earning assets, primarily $14.95 million in loans. Average total earning assets were $96.1 million in 2004 compared to $86.7 million in 2003. Average total loans grew to $70.3 million in 2004 from $55.3 million in 2003. As a result of growth, total interest income increased by $684,000, or 14.1%, to $5.5 million in 2004 from $4.9 million in 2003. Average interest-bearing liabilities, mainly deposits, likewise increased in 2004 by $7.3 million. Average interest-bearing deposits grew to $72.4 million in 2004 from $64.5 million in 2003. Even though average interest-bearing liabilities increased $7.3 million, total interest expense decreased by $132,000 as a result of a 35 basis point decline in interest cost from 2003 to 2004. Interest expense on deposits for 2004 approximated $1.4 million versus $1.5 million in 2003.

Along with the growth in volume of earning assets in 2004, yields on earning assets increased to 5.76% in 2004 from 5.60% in 2003. This increase was due to primarily to continued loan growth. Additionally, MVB’s investment portfolio yield increased slightly in 2004 to 3.55% from 3.18% in 2003.

The cost of interest-bearing liabilities decreased to 1.86% in 2004 from 2.21% in 2003. This decline is primarily a result of the lower interest rates paid on deposit products.

Provision for Loan Losses

MVB’s provision for loan losses for 2004 and 2003 was approximately $269,000 and $223,000, respectively. This increase principally relates to the increase in loans outstanding.

MVB completed its sixth year of operation at the close of 2004. Being a reasonably new institution, determining the appropriate level of the Allowance for Loan Losses (ALL) requires considerable management judgment. In exercising this judgment, management considers numerous internal and external factors including, but not limited to, portfolio growth, national and local economic conditions, trends in the markets served and guidance from the bank’s primary regulators. Management seeks to maintain an ALL that is appropriate in the circumstances and that complies with applicable accounting and regulatory standards. Further discussion can be found later in this discussion under “Allowance for Loan Losses.”

Non-Interest Income

Fees related to deposit accounts and cash management accounts represent the significant portion of the bank’s non-interest income. The total of non-interest income for 2004 was $677,000 versus $598,000 in 2003. Non-interest income in 2003 included $83,000 in security gains.

Service charges on deposit accounts increased from $330,000 in 2003 to $451,000 in 2004, an increase of 36%. Generally, this increase is the result of increased deposit account activity and an allowable overdraft program, which was implemented July 1, 2003. This program has been very successful and well received by the customers.

Security gains recognized during 2003 totaled $83,000 versus zero in 2004. The bank does not routinely sell securities from the portfolio. During 2003, there was an opportunity to recognize some gains and increase the portfolio yield without significant extension risk, which the bank did.

The bank is constantly searching for new non-interest income opportunities that enhance income and provide customer benefits.

Non-Interest Expense

Non-interest Expense was nearly $2.70 million in 2004 versus $2.35 in 2003. Approximately 50 percent of non-interest expense for both years related to personnel costs. Personnel is the lifeblood of every service organization, which is why personnel cost is such a significant part of the expenditure mix. This increase in personnel cost from $1.14 million to $1.36 million represents both salary adjustments for existing staff as well as the addition of three staff members during 2004 and the full impact of adding five staff members in 2003, including a commercial lender and a mortgage loan originator. The results of both of these individuals is reflected in the increase in loans over these periods.

Data processing comprised approximately 15.7% of total non-interest expense during these two years, growing from $361,000 in 2003 to $427,000 in 2004. This increase is the result of increasing account and transaction volumes from one year to the next and the conversion to image item processing during 2003. This began MVB’s preparation for “Check 21”, which became a reality at the end of October 2004.

Income Taxes

Being a reasonably new institution, as described earlier, MVB experienced operating losses in the first two years (1999 and 2000). For Federal income taxes, these operating loss carryforwards were fully used in 2002. The effective tax rate was 34% in 2003, compared to 37% in 2004. For State of West Virginia purposes, the operating loss carryforwards were fully used in 2003.

Return on Equity

MVB’s return on average stockholders’ equity (“ROE”) was 12.68% in 2004, compared to 10.31% in 2003. These improving returns also reflect MVB’s transition from a start-up institution to a more mature banking organization.

The bank is considered well-capitalized under regulatory and industry standards of risk-based capital. See Note 12 of Notes to the audited financial statements included in this prospectus and in the Section titled “Capital Requirements” contained herein.

Overview of Statement of Condition

The MVB balance sheet changed in only a few areas from 2003 to 2004. These differences related principally to a $10.2 million increase in deposits from $75.3 million at December 31, 2003 to $85.5 million by year-end 2004 and $16.2 million increase in gross loans outstanding for these same dates. Loans grew from $62.6 million at year-end 2003 to $78.8 million by December 31, 2004. These areas of growth continue to evidence MVB’s ongoing penetration of the Marion County banking market.

Cash and Cash Equivalents

MVB’s cash and cash equivalents totaled $2.2 million at December 31, 2004, compared to $2.0 million at December 31, 2003, an increase of $200,000. Management believes the current balance of cash and cash equivalents adequately serves MVB’s liquidity and performance needs. Total cash and cash equivalents fluctuate on a daily basis due to transactions in process and other liquidity demands. Management believes the liquidity needs of MVB are satisfied by the current balance of cash and cash equivalents, readily available access to traditional and non-traditional funding sources, and the portions of the investment and loan portfolios that mature within one year. These sources of funds should enable MVB to meet cash obligations as they come due.

Another area of cash reserves is the portfolio of short-term certificates of deposit in other banks. This portfolio increased from $797,000 at year end 2003 to $1.6 million as of December 31, 2004. This portfolio is used to increase yield compared to federal funds sold.

Investment Securities

Investment securities totaled $20.4 million at December 31, 2004, compared to $24.6 million at December 31, 2003. US Government sponsored agency securities comprise the majority of the portfolio.

MVB’s investment securities are primarily classified as available-for-sale. Management believes the available-for-sale classification provides flexibility for MVB in terms of managing the portfolio for liquidity, yield enhancement and interest rate risk management opportunities.

Management monitors the earnings performance and liquidity of the investment portfolio on a regular basis through Investment/Asset and Liability Committee (“IALC”) meetings. The group also monitors net interest income and manages interest rate risk for MVB. Through active balance sheet management and analysis of the investment securities portfolio, MVB maintains sufficient liquidity to satisfy depositor requirements and the various credit needs of its customers. Management believes the risk characteristics inherent in the investment portfolio are acceptable based on these parameters.

Loans

MVB’s lending is primarily focused in Marion County, West Virginia with a secondary focus on the adjacent counties in West Virginia. The portfolio consists principally of commercial lending, retail lending, which includes single-family residential mortgages and consumer lending. Loans totaled $78.8 million as of December 31, 2004, compared to $62.6 million at December 31, 2003.

During 2004, MVB experienced loan growth slightly above its average annual growth rate of $13.1 million, when loans grew $16.2 million. While MVB experienced increases in all loan categories during 2004, the significant portion of the growth came in two areas. Commercial loans grew approximately $10.5 million, while adjustable rate residential real estate loans grew $4.7 million. MVB added an experienced lender in each of these categories early in 2003. The benefit of the staff addtions was fully realized in 2004.

At December 31, 2004, commercial loans represented the largest portion of the portfolio approximating 51.2% of the total loan portfolio. Commercial loans totaled

$40.4 million at December 31, 2004, compared to $29.8 million at December 31, 2003. Management will continue to focus on the enhancement and growth of the commercial loan portfolio while maintaining appropriate underwriting standards and risk/price balance. Management expects commercial loan demand to continue to be strong in 2005.

Residential real estate loans to MVB’s retail customers (including home equity lines of credit) account for the second largest portion of the loan portfolio, comprising 30.7% of MVB’s total loan portfolio. Residential real estate loans totaled $24.2 million at December 31, 2004, compared to $19.5 million at December 31, 2003. Included in residential real estate loans are home equity credit lines totaling $3.7 million at December 31,2004, compared to $3.6 million at December 31, 2003. Management believes the home equity loans are competitive products with an acceptable return on investment after risk considerations. Residential real estate lending continues to represent a primary focus of MVB’s lending due to the lower risk factors associated with this type of loan and the opportunity to provide service to those in the Marion County market.

Consumer lending continues to be a part of MVB’s core lending. At December 31, 2004, consumer loan balances totaled $14.3 million compared to $13.3 million at December 31, 2003. The majority of MVB’s consumer loans are in the direct lending area. Management is pleased with the performance and quality of the consumer loan portfolio, which can be attributed to the many years of experience of its consumer lenders. This is another important product necessary to serve the Marion County market.

The following details total loans outstanding as of December 31:

(Dollars in Thousands)

	2004		2003
	Amount	Percent	Amount	Percent
Commercial and nonresidential real estate	$40,395	51.2%	$29,848	47.7%
Residential real estate	24,181	30.7%	19,454	31.1%
Consumer and other	14,268	18.1%	13,314	21.2%

Gross Loans	$78,844	100.0%	$62,616	100.0%
Less:
Allowance for loan losses	(891)		(689)

Net loans	$77,953		$61,927

Average total loans	$70,252		$55,301
Average allowance for loan losses	(773)		(600)

Average loans, net of allowance	$69,479		$54,701

MVB has no foreign loans.

Loan maturities at December 31, 2004:

(Dollars in Thousands)

	Due in One year or Less	Due in One year Thru Five Years	Due After Five Years	Total
Commercial and nonresidential real estate	$17,687	$20,806	$1,902	$40,395
Residential real estate	3,885	16,425	3,871	24,181
Consumer and other	6,278	7,322	668	14,268

Total	$27,850	$44,553	$6,441	$78,844

The preceding data has been compiled based upon the earlier of either contractual maturity or next repricing date.

Loan Concentration

At December 31, 2004, commercial loans comprised the largest component of the loan portfolio. There are very few commercial loans that are not secured by real estate. Such non-real estate secured loans generally are lines of credit secured by accounts receivable. While the loan concentration is in commercial loans, the commercial portfolio is comprised of loans to many different borrowers, in numerous different industries but primarily located in our market area.

Allowance for Loan Losses

Management continually monitors the risk in the loan portfolio through review of the monthly delinquency reports and through the Loan Review Committee. The Loan Review Committee is responsible for the determination of the adequacy of the allowance for loan losses. This analysis involves both experience of the portfolio to date and the makeup of the overall portfolio. The allocation among the various components of the loan portfolio and its adequacy is somewhat difficult considering the limited operating history of MVB. Specific loss estimates are derived for individual loans based on specific criteria such as current delinquent status, related deposit account activity, where applicable, local market rumors, which are generally based on some factual information, and changes in the local and national economy. While local market rumors are not measurable or perhaps not readily supportable, historically, this form of information can be an indication of a potential problem.

The result of the evaluation of the adequacy at each period presented herein indicated that the allowance for loan losses was considered adequate to absorb losses inherent in the loan portfolio.

Non-performing assets consist of loans and leases that are no longer accruing interest, loans that have been renegotiated to below market rates based upon financial difficulties of the borrower, and real estate acquired through foreclosure. When interest accruals are suspended, accrued interest income is reversed with current year accruals charged to earnings and prior year amounts generally charged off as a credit loss. When, in management’s judgment, the borrower’s ability to make periodic interest and principal payments resumes and collectibility is no longer in doubt, the loan is returned to accrual status.

At December 31, 2004, MVB had non-accrual loans totaling $79,000 versus none as of this same date in 2003. At December 31, 2004 and 2003, MVB had impaired loans totaling $36,000 and zero, respectively. A portion of the Allowance for Loan Losses was allocated to cover any loss in these loans. Loans past due more than 30 days were $1,004,000 and $186,000, respectively at December 31, 2004 and 2003. By January 31, 2005, this amount had decreased to $473,000.

	January 31	December 31
	2005	2004	2003
Loans past due more than 30 days to gross loans	.59%	1.27%	.30%
Loans past due more than 90 days to gross loans	.16%	.39%	.01%

MVB incurred net charge-offs of $67,000 in 2004 and $37,000 in 2003. MVB provided for provision for loan losses of $269,000 in 2004 and $223,000 in 2003. Net charge-offs represented .09% and .07% in 2004 and 2003, respectively, compared to average outstanding loans for the indicated period.

Activity in the allowance for loan losses follows:

	2004		2003
Balance, January 1	$689		$503
Provision	269		223
Charge-offs	<84	>	<72	>
Recoveries	17		35

Net charge-offs	67		37

Balance, December 31	$891		$689

Ratio of net charge-offs to average loans outstanding	.09%		.07%

All losses to date have been from the consumer loan portfolio.

The following table reflects the allocation of the allowance for loan losses as of December 31:

(Dollars in Thousands)

Allocation of allowance for loan losses at December 31

	2004		2003
	Amount	Percent	Amount	Percent
Commercial	$349	39.2%	$364	47.7%
Real estate	191	21.4	75	31.1
Consumer	351	39.4	250	21.2

Total	$891	100.0%	$689	100.0%

Funding Sources

MVB considers a number of alternatives, including but not limited to deposits, short-term borrowings, and long-term borrowings when evaluating funding sources. Traditional deposits continue to be the most significant source of funds for MVB, totaling $85.5 million, or 88.1% of MVB’s funding sources at December 31, 2004. This same information at December 31, 2003 reflected $75.3 million in deposits representing 86.8% of such funding sources. Cash management accounts, which are available to large corporate customers represented 7.4% and 7.7% of MVB’s funding sources at December 31, 2004 and 2003, respectively. Borrowings from the Federal Home Loan Bank of Pittsburgh for specific purposes represented the remainder of such funding sources.

Management continues to emphasize the development of additional non-interest-bearing deposits as a core funding source for MVB. At December 31, 2004, non-interest-bearing balances totaled $9.2 million compared to $7.2 million at December 31, 2003 or 10.8% and 9.5% respectively.

Interest-bearing deposits totaled $76.3 million at December 31, 2004, compared to $68.2 million at December 31, 2003. On a percentage basis, Certificates of Deposits compose the largest component of MVB’s deposits. Average interest-bearing liabilities totaled $84.3 million during 2004 compared to $76.9 million during 2003. Average non-interest bearing liabilities totaled $9.0 million during 2004 compared to $7.2 million during 2003. Management will continue to emphasize deposit gathering in 2005 by offering outstanding customer service and competitively priced products.

Maturities of Certificates of Deposit $100,000 or More:

(Dollars in Thousands)	2004	2003
Under 3 months	$1,571	$1,520
Over 3-6 months	1,554	740
Over 6 to 12 months	3,967	2,485
Over 12 months	4,554	5,331

Total	$11,646	$10,076

There are no other time deposits of $100,000 or more.

Short-term borrowings

(Dollars in Thousands)	2004	2003
Ending balance	$9,813	$9,770
Average balance	10,086	11,652
Highest month-end balance	13,081	14,029
Interest expense	109	155
Weighted average interest rate:
End of Year	1.48%	1.33%
During the Year	1.08%	1.33%

Along with traditional deposits, MVB has access to both short-term and long-term borrowings to fund its operations and investments. MVB’s short-term borrowings consist of corporate funds held in overnight repurchase agreements and retail funds such as term repurchase agreements. At December 31, 2004, short-term borrowings totaled $9.81 million compared to $9.77 million in 2003. Long-term borrowings consist of advances from the Federal Home Loan Bank of Pittsburgh. At December 31, 2004, long-term borrowings totaled $1.72 million compared to $1.73 million at year-end 2003.

Capital/Stockholders’ Equity

        During the year ended December 31, 2004, stockholders’ equity increased approximately $1 million (or 12.8%) to $8.8 million. This increase approximates MVB’s $1,058,000 net income for the year and a decrease in other comprehensive income resulting from a decrease in the market value of the investment portfolio. MVB paid no dividends during 2004 or 2003.

At December 31, 2004, accumulated other comprehensive income (loss) totaled ($189,000), an increase in the loss of $30,000 from December 31, 2003. This principally represents net unrealized loss on available-for-sale securities, net of income taxes, at December 31, 2004. Because principally all the investment securities in MVB’s portfolio are classified as available-for-sale, both the investment and equity sections of MVB’s balance sheet are more sensitive to the changing market values of investments than those institutions that classify more of their investment portfolio as “held to maturity”. Interest rate fluctuations between year end 2004 and 2003 resulted in the change in market value of the portfolio.

        MVB has also complied with the standards of capital adequacy mandated by the banking industry. Bank regulators have established “risk-based” capital requirements designed to measure capital adequacy. Risk-based capital ratios reflect the relative risks of various assets banks hold in their portfolios. A weight category of either 0% (lowest risk assets), 20%, 50%, or 100% (highest risk assets) is assigned to each asset on the balance sheet. Detailed information concerning MVB’s risk-based capital ratios can be found in Note 12 of the Notes to the Audited Financial Statements. At December 31, 2004, MVB’s risk-based capital ratios were above the minimum standards for a well-capitalized institution. MVB’s risk-based capital ratio of 12.4% at December 31, 2004, is above the well-capitalized standard of 10%. MVB’s Tier 1 capital ratio of 11.3% also exceeded the well-capitalized minimum of 6%. The leverage ratio at December 31, 2004, was 8.3% and was also above the well-capitalized standard of 5%. Management believes MVB’s capital continues to provide a strong base for profitable growth.

Liquidity and Interest Rate Sensitivity

The objective of MVB’s asset/liability management function is to maintain consistent growth in net interest income within it’s policy guidelines. This objective is accomplished through management of MVB’s balance sheet liquidity and interest rate risk exposure based on changes in economic conditions, interest rate levels, and customer preferences.

Interest Rate Risk

The most significant market risk resulting from MVB’s normal course of business, extending loans and accepting deposits, is interest rate risk. Interest rate risk is the potential for economic loss due to future interest rate changes which can impact both the earnings stream as well as market values of financial assets and liabilities. MVB’s Investment/ Asset/ Liability Committee (IALC) is responsible for the overall review and management of the bank’s balance sheets related to the management of interest rate risk. The IALC strives to keep MVB focused on the future, anticipating and exploring alternatives, rather than simply reacting to change after the fact.

To this end, the IALC has established an interest risk management policy that sets the minimum requirements and guidelines for monitoring and controlling the level and amount of interest rate risk. The objective of the interest rate risk policy is to encourage management to adhere to sound fundamentals of banking while allowing sufficient flexibility to exercise the creativity and innovations necessary to meet the challenges of changing markets. The ultimate goal of these policies is to optimize net interest income within the constraints of prudent capital adequacy, liquidity, and safety.

The IALC relies on different methods of assessing interest rate risk including simulating net interest income, monitoring the sensitivity of the net present market value of equity or economic value of equity, and monitoring the difference or gap between maturing or rate-sensitive assets and liabilities over various time periods. The IALC places emphasis on simulation modeling as the most beneficial measurement of interest rate risk due to its dynamic measure. By employing a simulation process that measures the impact of potential changes in interest rates and balance sheet structures, and by establishing limits on changes in net income and net market value, the IALC is better able to evaluate the possible risks associated with alternative strategies.

The simulation process starts with a base case simulation which represents projections of current balance sheet growth trends. Base case simulation results are prepared under a flat interest rate forecast and what is perceived to be the most likely alternative interest rate forecast. Comparisons showing the earnings variance from the flat rate forecast illustrate the risks associated with the current balance sheet strategy. If necessary, additional balance sheet strategies are developed and simulations prepared. The results from model simulations are reviewed for indications of whether current interest rate risk strategies are accomplishing their goal and, if not, what alternative strategies should be considered. The policy calls for periodic review by the IALC of assumptions used in the modeling.

The IALC believes that it is beneficial to monitor interest rate risk for both the short-and long-term. Therefore, to effectively evaluate results from model simulations, limits on changes in net interest income and the value of the balance sheet have been established. The IALC has determined that the earnings at risk of the bank shall not change more than 10% from the base case for a 1% shift in interest rates, nor more than 15% from the base case for a 2% shift in interest rates. MVB is in compliance with this policy as of December 31, 2004. At December 31, 2003, MVB is in compliance with the policy except for the 2% decrease in interest rates. At a 1% Federal Funds rate a 2% decline seems a very unlikely happening. The following table is provided to show the earnings at risk of MVB as of December 31, 2003 and 2004.

(Dollars in Thousands)

Immediate Interest Rate Change (one year time frame) (in Basis Points)	Estimated Increase (Decrease) in Net Interest Income December 31, 2003		Estimated Increase (Decrease) in Net Interest Income December 31, 2004
	Amount	Percent	Amount	Percent
+200	$3,963	14.4%	$4,464	-0.4%
+100	3,664	5.8%	4,461	-0.4%
Base rate	3,463		4,481
-100	3,190	-7.9%	4,428	-1.2%
-200*	$2,773	-19.9%	$4,044	-9.8%

*	considered extremely unlikely since the targeted Fed Funds rate is less than 2% at each period indicated.

Liquidity

Maintenance of a sufficient level of liquidity is a primary objective of the IALC. Liquidity, as defined by the IALC, is the ability to meet anticipated operating cash needs, loan demand, and deposit withdrawals, without incurring a sustained negative impact on net interest income. It is MVB’s policy to manage liquidity so that there is no need to make unplanned sales of assets or to borrow funds under emergency conditions.

The main source of liquidity for MVB comes through deposit growth. Liquidity is also provided from cash generated from investment maturities, principal payments from loans, and income from loans and investment securities. During the year ended December 31, 2004, cash provided by financing activities totaled $10.2 million, while outflows from investing activity totaled $11.8 million. When appropriate, MVB has the ability to take advantage of external sources of funds such as advances from the Federal Home Loan Bank (FHLB) and national market certificate of deposit issuance programs. These external sources often provide attractive interest rates and flexible maturity dates that enable MVB to match funding with contractual maturity dates of assets. Securities in the investment portfolio are generally classified as available-for-sale and can be utilized as an additional source of liquidity.

Off-Balance Sheet Commitments

MVB has entered into certain agreements that represent off-balance sheet arrangements that could have a significant impact on MVB’s financial statements and could have a significant impact in future periods. Specifically, MVB has entered into agreements to extend credit or provide conditional payments pursuant to standby and commercial letters of credit. Further discussion of these agreements, including the amounts outstanding at December 31, 2004, is included in Note 7 to the financial statements.

MANAGEMENT

Directors of MVB Financial

MVB Financial’s board of directors consists of the following persons, all of whom are also directors of the bank: Barbara L. Alexander, Robert L. Bell, Stephen R. Brooks, Harvey M. Havlichek, James R. Martin, Dr. Saad Mossallati, Leonard W. Nossokoff, J. Christopher Pallotta, Nitesh S. Patel, Louis W. Spatafore, Richard L. Toothman, Dr. Michael F. Trent, Dr. James E. Valentine, and Samuel J. Warash.

Other than described on page 31, there have been no transactions between MVB Financial and any of its directors, officers, principal shareholders, and their associates, although the bank has had transactions with directors and officers in the normal course of business. See Certain Transactions With Directors, Officers and Associates. No fees have been paid to MVB Financial’s directors as such by either MVB Financial or the bank. See Executive Compensation (page 29).

Officers of MVB Financial

The principal officers of MVB Financial are: James E. Valentine, Chairman of the Board, James R. Martin, President, and Judith A. Merico, Secretary. Each of these individuals is an officer of the bank.

MVB Financial has paid no compensation, direct or indirect, to any officer, and management has no present intention of instituting any such compensation. In the event that substantial duties unrelated to the operation of the bank should develop, this policy will be re-examined as necessary to attract and retain qualified directors and officers.

Directors and Executive Officers MVB Financial

The directors and executive officers of MVB Financial are:

Directors	Age as of March 1, 2005	Director and/or Officer Since*	Principal Occupation During the Last Five Years
Barbara L. Alexander 250 Lakewood Center Morgantown, WV 26501	48	1999	Owner/Broker – Howard Hanna/Premier Properties by Barbara Alexander, LLC; Member of Board of Directors of MVB

Robert L. Bell 333 Baldwin Street Morgantown, WV 26505	69	1999	Commissioner – Monongalia County Commission, West Virginia; Member of Board of Directors of MVB

Stephen R. Brooks 1009 Greystone Circle Morgantown, WV 26508	56	1999	Attorney – Flaherty, Sensabaugh & Bonasso; Previously Attorney – Furbee, Amos, Webb & Critchfield; Member of Board of Directors of MVB

Harvey M. Havlichek PO Box 42 Colfax, WV 26566	55	1999	President – Adams Office Supply & Novelty Company, Inc.; Member of Board of Directors of MVB

James R. Martin 911 Henry Drive Fairmont, WV 26554	57	1999	President, Chief Executive Officer and Director of MVB and MVB Financial Corp.

Dr. Saad Mossallati 200 Route 98 West, Suite 107 Nutter Fork, WV 26301	56	1999	Vascular Surgeon; Member of Board of Directors of MVB

Leonard W. Nossokoff 498 Canyon Road Morgantown, WV 26508	66	1999	Owner – Giant Eagle Supermarket; Member of Board of Directors of MVB

J. Christopher Pallotta 8 Bel Manor Drive Fairmont, WV 26554	55	1999	President – Bond Insurance Company; Member of Board of Directors of MVB

Nitesh S. Patel 7003 Carriage Lane Fairmont, WV 26554	41	1999	President and Chief Executive Officer – D.N. American, Inc.(software development company); Member of Board of Directors of MVB

Louis W. Spatafore 14 Regency Drive Fairmont, WV 26554	48	1999	President and General Manager – Friendly Furniture Galleries, Inc.; Member of Board of Directors of MVB

Richard L. Toothman 6 Pheasant Drive Fairmont, WV 26554	63	1999	Broker and Owner – Toothman Realty; Member of Board of Directors of MVB

Dr. Michael F. Trent 1821 Martha Avenue Fairmont, WV 26554	55	1999	Dentist; Member of Board of Directors of MVB

Dr. James E. Valentine 907 Gaston Avenue Fairmont, WV 26554	67	1999	Orthodontist; Member of Board of Directors of MVB

Samuel L. Warash 1639 Otlahurst Drive Fairmont, WV 26554	55	1999	President – S.J. Warash & Co., Inc.(real estate appraisal company); Member of Board of Directors of MVB

Larry F. Mazza 107 Forest Drive Clarksburg, WV 26301	44	—	Senior Vice President of Branch Banking & Trust Company, 2000 to Present. Previously, President and Chief Executive Officer of One Valley Bank of Clarksburg, N.A.

Directors	Age as of March 1, 2005	Director and/or Officer Since*	Principal Occupation During the Last Five Years
Delbert L. Phillips 2245 Maple Drive Fairmont, WV 26554	61	1999	Senior Vice President, Senior Lending Officer

Eric L. Tichenor 512 Black Cherry Drive Fairmont, WV 26554	37	1999	Vice President and Cashier

*	All directors’ terms expire annually.

There are no family relationships among MVB directors and executive officers. None of those identified as directors or executive officers of MVB Financial or the bank is involved in any legal proceedings that would require disclosure in this document.

Executive Compensation

No compensation is paid for serving as a member of the board of directors of MVB Financial. Members of the Board of Directors of MVB receive a fee of $300.00 for each meeting attended.

No officer or employee had total annual salary and bonus exceeding $100,000. Prior to 2004. MVB Financial had no bonus compensation plan. The employee benefit plans of MVB Financial include a 401(k) salary deferral plan, pension plan and a stock option plan. There are no employment contracts in place. All compensation has been paid by MVB.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options/SARS (#)	All Other ($) Compensation
James R. Martin, President and Chief Executive Officer	2004 2003 2002	$ $ $	96,500 90,000 84,000	0 0 0	None None None	0 0 0	$ $ $	4,265[2] 900[1] 840[1]

[1]	Represents employer matching of employee’s 401k salary deferral.
[2]	Represents employer matching of employee’s 401(k) salary deferral of $965 and MVB Board of Directors’ fee of $3,300.

The bank’s retirement plan is The West Virginia Bankers’ Association Retirement Plan for Employees of Member Banks. This is a defined benefit plan under which benefits are determined based on an employee’s average annual compensation for any five consecutive full calendar years of service, which produce the highest average. An employee is any person who is regularly employed on a full-time basis. Directors who are not also employees are not eligible to participate in this plan. An employee becomes eligible to participate in the plan upon completion of at least one year of service with a minimum of 1,000 hours worked and attainment of age 21.

Normal retirement is at age 65 with the accrued monthly benefit determined on actual date of retirement. An employee may take early retirement from age 60 and the accrued monthly benefit as of the normal retirement date is actuarially reduced. Compensation covered by the pension plan is based upon actual W-2 pay.

As of December 31, 2004, the current credited years of service and projected estimated annual benefit under the pension plan (assuming that he continues employment, the plan is not terminated or amended, current compensation increases under the plan’s assumptions and that the maximum compensation allowed under the Code does not exceed $200,000) for the following officer is:

Name	Current Service	Projected Annual Pension
James R. Martin	7 Years	$24,360

The Internal Revenue Code disallows deduction of compensation exceeding $1,000,000 for certain executive compensation. The Human Resources Committee has not adopted a policy in this regard because none of MVB Financial’s executives received compensation approaching the $1,000,000 level.

Stock Option Plan

On April 18, 2000, the company’s shareholders approved the 2000 Stock Incentive Plan (the “Plan”). The purpose of the Plan is to attract and retain executive, managerial and other key employees, motivate participating employees to achieve long-range goals, provide incentive compensation opportunities competitive with other major financial institutions, and to connect the interests of employees participating in the Plan with MVB Financial’s other stockholders through incentive compensation based on the company’s stock value thereby promoting the long-term financial interests of the company and all its stockholders. After MVB Financial was formed, the Plan was amended to substitute MVB Financial Corp stock for MVB stock and rename the Plan “MVB Financial Corp. 2003 Stock Incentive Plan”. An aggregate of 55,125 shares of the company’s capital stock, par value One Dollar ($1.00), adjusted for the 5% stock dividends effective June 1, 2001 and August 15, 2004 have been reserved for issuance pursuant to the Plan.

Adjusted for the above noted stock dividends, 40,829 shares remain outstanding for exercise. Options for 14,296 shares remain available for granting under the Plan.

The board of directors of MVB Financial believes that the successful implementation of it’s business strategy will depend upon attracting and retaining able executives, managers and other key employees. The Plan provides that the Human Resources committee appointed by the board of directors of MVB Financial will have the flexibility to grant stock options, merit awards, and rights to acquire stock through purchase under a stock purchase program.

There have been no options granted during 2003 or 2004 to any executive officer.

Aggregated Option/Exercises in Last Fiscal Year and Fiscal Year-End Options/Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End		Value of Unexercised in-the- Money Options/SARs at Fiscal Year-End [1]
			Exercisable	Unexercisable	Exercisable	Unexercisable
James R. Martin	0	$0	9,451	373	$45,671	$1,383

[1]	Represents the difference between the option price and price paid for MVB Financial common stock for the last transaction in 2004. The date of the transaction was December 22, 2003, at a price of $14.00.

None of the options granted to Mr. Martin that are exercisable have been exercised.

The board of directors of the bank has purchased Bank Owned Life Insurance (BOLI) on the lives of four staff members, including President Martin. The purpose of the BOLI plan is to provide the funds necessary to replace the staff member(s) due to unanticipated death. These funds are to aid in locating succession management. As an inducement to retain these individuals until normal retirement, the plan provides for the sharing of the death benefit with their designated beneficiaries from the BOLI plan. The policies are for $250,000 each, with $100,000 of the death benefit being assigned to the designated beneficiary. The bank is the owner of the policies and retains a 100% interest in the cash surrender value of the policies. There are no other benefits to the insured or their beneficiaries under the BOLI plan.

Certain Transactions With Directors, Officers and Associates

The bank has had and expects to continue to have loan transactions in the ordinary course of business with directors, officers, principal shareholders and their associates. Such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. During 2003 and 2004, Directors Mossallati, Toothman and Valentine and/or their related interests were indebted to the bank in excess of ten percent of the equity capital accounts of the bank. As required the maximum amount of such indebtedness in 2003 and 2004 and, as of each year end, is detailed below:

	Maximum Indebtedness During 2004		Outstanding Balance as of December 31, 2004
Director	Amount	Percent of December 31, 2004 Equity Capital	Amount	Percent of Dec. 31, 2004 Equity Capital
Saad Mossallati*	$1,591,000	17.99%	$1,513,000	17.11%
Richard L. Toothman	$1,000,000	11.31%	$953,000	10.78%
Dr. James E. Valentine	$936,000	10.58%	$849,000	9.60%

*	This loan secured by over $500,000 of readily marketable securities, in addition to commercial real estate, the appraised value of which is $3,200,000

	Maximum Indebtedness		Percent of Period End Equity Capital	Percent of Period Average Equity Capital	Maximum Permissible Indebtedness as a Percent of Equity Capital
All Directors and Executive Officers	Date	Amount
Year-Ended December 31, 2003		$4,898,000	62.6%	64.7%	200%
Maximum During Period	December	$4,898,000	62.6%	64.7%	200%
Year Ended December 31, 2004		$5,140,000	58.0%	61.5%	200%
Maximum During Period	March	$5,545,000	62.7%	66.5%	200%

The composition of the loans to directors and executive officers at the end of the period and the maximum outstanding balance during 2004 are summarized below.

	2004				2003
	Maximum Outstanding March 31		Period End December 31		Maximum Outstanding December 31		Period End December 31
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Business
Amortizing loans, secured by commercial real estate	9	$2,319,000	9	$2,209,000	9	$2,349,000	9	$2,349,000
Business lines of credit	3	647,000	6	917,000	2	357,000	2	357,000
Cash secured business loans	1	125,000	1	125,000	1	125,000	1	125,000
Business loans secured by non-real estate assets	1	128,000	1	122,000	1	128,000	1	128,000
Motel properties	2	1,594,000	2	1,540,000	2	1,615,000	2	1,615,000

Personal
Residential real estate	3	151,000	2	93,000	3	156,000	3	156,000
Home equity loans	4	512,000	5	85,000	3	95,000	3	95,000
Vehicle loans	4	34,000	3	20,000	5	43,000	5	43,000
Unsecured	1	35,000	1	29,000	1	30,000	1	30,000

	28	$5,545,000	30	$5,140,000	27	$4,898,000	27	$4,898,000

No loan to any director or executive officer of MVB has ever been delinquent.

MVB’s loans to insiders are subject to the provisions of Federal Reserve Board Regulation O, 12 C.F.R., part 215.

Under Regulation O, banks may not extend credit to insiders in an aggregate amount which exceeds its unimpaired capital and surplus. In addition, banks with deposits of less than $100 million may, by annual resolution of the board of directors, increase that limit to two times the bank’s unimpaired capital and unimpaired surplus, if the board of directors determines that the higher limit is consistent with safe and sound banking practices, and the resolutions set forth the facts and reasoning of the board of directors, the bank meets or exceeds all applicable capital requirements, and the bank has received a satisfactory composite rating in its most recent report of examination. MVB qualifies for the increased limit on loans to insiders and has consistently, since its inception, adopted an annual resolution increasing the total lending limit to two times its unimpaired capital and unimpaired surplus. Currently, as of December 31, 2004, MVB’s unimpaired capital and surplus totals $8,843,000, and MVB’s lending limit to insiders is $17,686,000. At all times, MVB has had aggregate loans to insiders of less than the lending limit prescribed by Regulation O, and MVB’s loans to insiders has not exceeded its capital and surplus, regardless of the annual resolution by its board of directors.

With respect to loans to affiliates, MVB’s policy is to comply with the limits and restrictions of Regulation O. These limits and restrictions include the lending limits discussed above and making loans on terms and conditions, including underwriting standards and risk of collection, that are no more favorable than those terms, conditions, underwriting standards and risks available to an unaffiliated party.

All of these transactions were originated and remain on substantially the same terms, including interest rates, collateral and repayment terms as those prevailing at the time for comparable transactions with unaffiliated persons, and in the opinion of the management of the bank, did not involve more than the normal risk of collectibility or present other unfavorable features.

Principal Holders of Voting Securities

The following shareholder currently beneficially owns or has the right to acquire shares that would result in ownership of more than 5% of MVB Financial’s common stock as of January 31, 2005:

Name of Beneficial Owner	As of January 31, 2005 Amount and Nature of Beneficial Ownership		Percent of Common Stock (1)
Saad Mossallati 200 Route 98 West, Suite 107 Nutter Fort, WV 26301	56,552	*	7.51%

*	Includes 30,747 shares held in name of daughter and 282 shares held in the name of wife.

(1)	The MVB Financial Corp. directors and non-board member executive officers of MVB own or have the right to acquire within 60 days 270,403 shares of MVB Financial common stock, which is 35.90% percent of the related shares.

Ownership of Securities By Directors and Executive Officers

As of January 31, 2005, ownership by directors and executive officers in MVB Financial was:

Directors	Amount and Nature of Beneficial Ownership	Percent of Common Stock (7)
Barbara Alexander	3,903(1,3)	.52%

Robert L. Bell	15,527(1,3)	2.06%

Stephen R. Brooks	3,907(1,3) 181(2,4) 1,301(5)	.52% .02% .17%
Harvey M. Havlichek	5,424(1,3) 7,900(2,4)	.72% 1.05%
James R. Martin	33,639(1,3,6) 2,502(5)	4.47% .33%
Dr. Saad Mossallati	25,543(1,3) 31,029(5)	3.39% 4.12%
Leonard W. Nossokoff	1,225(1,3) 35,290(2,4)	.16% 4.68%
J. Christopher Pallotta	8,513(1,3) 7,582(2,4)	1.13% 1.01%
Nitesh S. Patel	14,903(1,3) 1,960(5)	1.98% .26%
Louis W. Spatafore	7,365(1,3) 217(2,4) 740(5)	.98% .03% .10%
Richard L. Toothman	703(1,3) 6,232(2,4)	.09% .83%
Dr. Michael F. Trent	2,474(1,3) 12,038(2,4)	.33% 1.60%
Dr. James E. Valentine	30,430(1,3)	4.04%

Samuel J. Warash	9,845(1,3)	1.31%

TOTAL	270,403	35.90%

(1)	Indicates sole voting power
(2)	Indicates shared voting power
(3)	Indicates sole investment power
(4)	Indicates shared investment power
(5)	Indicates indirect ownership by spouse or minor children
(6)	Includes 9,844 shares, which may be acquired by Martin within 60 days through the exercise of options.
(7)	Calculations include the 743,060 shares currently outstanding and 9,844 shares which may be acquired by Martin within 60 days through the exercise of options, for a total of 752,904 shares.

Note: The non-director executive officers of MVB own or may acquire within 60 days a total of 17,357 shares. Nominee Mazza will own at least the number of shares required by West Virginia law and MVB Financial’s Bylaws to serve as a director of MVB Financial and MVB.

DESCRIPTION OF MVB FINANCIAL’S COMMON STOCK

General Rights

The articles of incorporation and bylaws of the company govern the holding company’s shareholders. The company’s shareholders have the following rights:

•	Holders of company common stock are entitled to one vote for each share of common stock and to receive pro rata any assets distributed to shareholders upon liquidation.

•	Shareholders do not have preemptive rights.

•	Shareholders have the right under West Virginia law to dissent from certain corporate transactions and to elect dissenters’ rights.

•	The board of directors may fill a vacancy of the board occurring during the course of the year, including a vacancy created by an increase in the number of directors.

Dividends and Dividend Rights

MVB Financial’s stockholders are entitled to receive dividends when and as declared by the Boards of Directors, subject to various regulatory restrictions. Dividends by MVB Financial are dependent on the ability of MVB to pay dividends to MVB Financial. Dividends of MVB are subject to the restrictions contained in W.Va. Code § 31A-4-25. That statute provides that not less than one-tenth part of the net profits of the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends) must be carried to a bank’s surplus fund until the surplus fund equals the amount of its capital stock. MVB has met this provision of the statute. The prior approval of the West Virginia Commissioner of Banking is required if the total of all dividends declared by a state bank in any calendar year will exceed the bank’s net profits for that year combined with its retained net profits for the preceding two years. The statute defines “net profits” as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting all current operating expenses, actual losses and all federal and state taxes.

MVB Financial’s future cash dividends will depend on its consolidated earnings, general economic conditions, financial condition of its subsidiaries and other factors generally affecting dividend policy.

Voting Rights

All voting rights with respect to MVB Financial will be vested in the holders of MVB Financial’s common stock. In the election of directors, the shareholders of MVB Financial have the right to vote the number of shares owned by them for as many persons as there are directors to be elected, or to cumulate such shares and give one candidate as many votes as the number of directors to be elected multiplied by the number of shares they own, or to distribute them on the same principle among as many candidates as they may decide. For all other purposes, each share is entitled to one vote.

Preemptive Rights

The holders of common stock of MVB Financial have no preemptive rights to subscribe to any additional securities which MVB Financial may issue. If MVB Financial should decide to issue any or all of these shares, the effect could be to dilute the percentage ownership of the shareholders.

Indemnification

Directors and officers of MVB Financial or persons serving at the request of MVB Financial as directors, officers, employees or agents of another corporation or organization (including any of its subsidiaries) are entitled to indemnification as provided in its articles of incorporation.

In general, indemnification is provided for reasonable costs and expenses, fees and reasonable payments in settlement, except in matters in which the person is adjudged to be liable for gross negligence, willful misconduct or criminal acts.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Antitakeover Provisions

MVB Financial’s board of directors recently approved amendments to the company’s articles of incorporation and bylaws to add antitakeover provisions. The amendments to the articles of incorporation are subject to shareholder approval which the company will seek at its annual meeting of shareholders in May 2005. If the amendments to the articles of incorporation are approved, MVB Financial’s articles of incorporation and bylaws will contain the following anti-takeover provisions.

•	Staggered Directors’ Terms. The directors of MVB Financial would be elected for staggered terms of three years with no more than one-third of the directors being elected in any one year. This provision has the effect of making it more difficult and time consuming for a shareholder who has acquired or controls a majority of MVB Financial’s outstanding common stock to gain immediate control of the board of directors or otherwise disrupt MVB Financial’s management.

•	75% Vote Required to Remove Directors. MVB Financial’s articles of incorporation and bylaws would provide that holders of at least 75% of the voting power of shares entitled to vote generally in the election of directors may remove a director. This provision in MVB Financial’s articles and bylaws would make it more difficult for a third party to fill vacancies created by removal with its own nominees.

•	MVB Financial’s Articles of Incorporation Would Contain Supermajority Provisions. The supermajority provisions in MVB Financial’s articles of incorporation and bylaws would provide that the affirmative vote of the holders of at least 75% of the outstanding shares of the voting stock of MVB Financial would be required to amend or repeal articles of incorporation provisions dealing with the classification of the board of directors, director nominations, appointment to newly created directorships, vacancies of directors, removal of directors and business combinations by unsolicited and unapproved third parties.

•	Amendment of Bylaws MVB Financial’s articles would also require a two-thirds affirmative vote of the members of the board to amend the bylaws to change the principal office, change the number of directors, change the number of directors on the executive committee or make a substantial change in the duties of the chairman of the board of the directors and the president. The purpose of a supermajority requirement is to prevent a shareholder with a majority of MVB Financial’s voting power from avoiding the requirements of the foregoing by simply repealing them.

•	Fair Price Provision. MVB Financial’s articles of incorporation would contain what is known as a “fair price provision.” The fair price provision requires the approval of at least 75% of MVB Financial’s shares entitled to vote to approve transactions with an interested shareholder except in cases where either (1) price criteria and procedural requirements are satisfied, or (2) a majority of MVB Financial’s board of directors recommends the transaction to the shareholders. If the minimum price criteria and procedural requirements are met or the requisite approval of MVB Financial’s board of directors are given, the normal requirements of West Virginia law would apply.

An “interested shareholder” is any person, other than MVB Financial or any of its subsidiaries, who is, or who was within the two-year period immediately before the announcement of a proposed business combination, the beneficial owner of more than 10% of MVB Financial’s voting power. It also includes any person who is an assignee of, or has succeeded to, any shares of voting stock in a transaction not involving a public offering which were at any time within the prior two-year period beneficially owned by interested shareholders. A “disinterested director” is any member of the board of directors of MVB Financial who is not affiliated with an interested shareholder and who was a director of MVB Financial prior to the time the interested shareholder became an interested shareholder. It also includes any successor to a disinterested director who is not affiliated with an interested shareholder and who was recommended by a majority of the disinterested directors then on the board.

Advantages of MVB Financial’s Proposed Antitakeover Provisions

The provisions discussed above may constitute defensive measures because they may discourage or deter a third party from attempting to acquire control of MVB Financial. The purpose of these provisions is to discourage and to insulate MVB Financial against hostile takeover efforts which MVB Financial’s board of directors might determine are not in the best interests of MVB Financial and its shareholders. We believe that these provisions are reasonable precautions to ensure that a party seeking control will discuss its proposal with management.

Disadvantages of MVB Financial’s Antitakeover Provisions

The classification of the board of directors makes it more difficult to change directors because they are elected for terms of three years rather than one year, and at least two annual meetings instead of one are required to change a majority of the board of directors. Furthermore, because of the smaller number of directors to be elected at each annual meeting, holders of a majority of the voting stock may be in a less favorable position to elect directors through the use of cumulative voting. The supermajority provisions make it more difficult for shareholders to effect changes in the classification of directors.

Collectively, the provisions may be beneficial to management in a hostile takeover attempt, making it more difficult to effect changes, and at the same time, adversely affecting shareholders who might wish to participate in a takeover attempt.

PLAN OF DISTRIBUTION

MVB Financial will offer shares of its common stock to the public primarily through sales made by its directors, officers and employees, on a best-efforts basis. These individuals will use personal contact, telephone, mail or other media to solicit subscriptions. No MVB Financial or MVB director, consultant, officer or employee will receive any additional compensation for assisting with the sale of MVB Financial’s common stock. The expenses of the offering are estimated to be $125,000, including legal, accounting, printing and postage expenses. MVB Financial reserves the right to issue shares through sales made by brokers or dealers in securities, in which case expenses may exceed the amounts listed above.

LEGAL MATTERS

The legality of the shares of common stock offered by this prospectus will be passed upon by Jackson Kelly PLLC, Charleston, West Virginia, counsel to MVB Financial.

EXPERTS

The consolidated financial statements of MVB Financial Corp. as of December 31, 2004 and 2003 and for the years then ended have been included herein in reliance upon the report of Brown, Edwards & Company, L.L.P., an independent registered public accounting firm, which has been given upon the authority of that firm as experts in accounting and auditing. Brown, Edwards & Company, L.L.P.’s report on the aforementioned financial statements is included herein.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form SB-2 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Additionally, we file annual, quarterly and current reports with the Securities and Exchange Commission. You can read and copy any document we file at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission’s Regional offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s Web site is http://www.sec.gov.

You should rely only on the information contained in this prospectus. MVB Financial has not authorized anyone to provide prospective investors with any different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date hereof, regardless of the time of the delivery of this prospectus or any sale of these securities.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

In connection with the resignation of Conley CPA Group, PLLC, and the decision to engage Brown, Edwards & Company, LLP, on April 22, 2005, we filed an SEC Form 8-K/A dated December 23, 2004 (“Form 8-K/A”). In the form 8-K/A, we reported that:

On December 22, 2004, Conley CPA Group, PLLC, (“Conley”) resigned as the Company’s independent public accountants for the current year’s audit. The reports of Conley on the financial statements of the Company’s predecessor (The Monongahela Valley Bank, Inc.) for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. The resignation of Conley was approved by the Audit Committee.

During the two most recent fiscal years and through December 22, 2004, there had been no disagreements between the Company and Conley on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Conley, would have caused Conley to make reference to the subject matter thereof in its report on the Company’s financial statements for such periods.

During the two most recent fiscal years and through December 22, 2004, there have been no reportable events (as defined in Item 304(a)(1)(B) of Regulation S-B).

At the request of the Company, Conley furnished a letter addressed to the SEC stating that it agreed with the above statements. A copy of such letter, dated April 13, 2005, was filed as Exhibit 16 to the Form 8-K/A.

The Company’s Audit Committee engaged Brown, Edwards & Company, LLP as the Company’s new independent registered public accounting firm as of December 22, 2004. During the two most recent fiscal years and through December 22, 2004, the Company had not consulted with Brown, Edwards & Company, LLP regarding the matters described in, and required to be disclosed pursuant to, Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-B.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

    and Stockholders

MVB Financial Corp.

Fairmont, West Virginia

We have audited the accompanying consolidated balance sheets of MVB Financial Corp. and Subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all materials respects, the consolidated financial position of MVB Financial Corp. and Subsidiary as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Bluefield, West Virginia

May 9, 2005

Providing Professional Business Advisory & Consulting Services

1815 Jefferson Street • P.O. Box 1697 • Bluefield, WV 24701-1697 • 304-325-8157 • Fax: 304-327-8571 • www.BEcpas.com

Member: SEC and Private Companies Practice Sections of American Institute of Certified Public Accountants

MVB Financial Corp.

Consolidated Balance Sheets

(Dollars in thousands)

December 31, 2004 and 2003

	2004	2003
ASSETS

Cash and due from banks	$2,153	$2,018
Interest bearing balances – FHLB	305	1,159
Federal funds sold	—	548
Certificates of deposit in other banks	1,585	797
Investment Securities:
Securities held-to-maturity, at cost	1,461	1,323
Securities available-for-sale, at approximate market value	18,919	23,307

Loans:	78,844	62,616
Less: Allowance for loan losses	(891)	(689)

Net Loans	77,953	61,927

Bank premises, furniture and equipment	1,619	1,672
Accrued interest receivable and other assets	2,211	2,180

TOTAL ASSETS	$106,206	$94,931

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits:
Non-interest bearing	$9,216	$7,155
Interest bearing	76,270	68,183

Total Deposits	85,486	75,338

Accrued interest, taxes, and other liabilities	340	261
Securities sold under agreements to repurchase	7,208	6,725
Federal Home Loan Bank borrowings	4,039	4,779
Federal funds purchased	290	—

Total Liabilities	97,363	87,103

STOCKHOLDERS’ EQUITY

Preferred stock, par value $1,000; 5,000 shares authorized, none issued
Common stock, par value $1; 4,000,000 shares authorized;
743,060 and 708,025 shares issued and outstanding at December 31, 2004 and December 31, 2003 respectively	743	708
Additional paid-in capital	6,975	6,537
Treasury Stock	(9)	—
Retained earnings	1,323	742
Accumulated other comprehensive income	(189)	(159)

Total Stockholders’ Equity	8,843	7,828

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$106,206	$94,931

MVB Financial Corp.

Consolidated Statements of Income

(Dollars in thousands Except Per Share Data)

Years ended December 31, 2004 and 2003

	2004	2003
INTEREST INCOME
Interest and fees on loans	$4,667	$3,946
Interest on deposits with other banks	51	94
Interest on federal funds sold	1	10
Investment securities - taxable	817	802

	5,536	4,852
INTEREST EXPENSE
Interest on deposits and borrowed funds	1,570	1,702

NET INTEREST INCOME	3,966	3,150
Provision for loan losses	269	223

Net interest income after provision for loan losses	3,697	2,927

OTHER INCOME
Service charges on deposit accounts	451	330
Commissions from investment services	20	2
Other operating income	206	183
Gain on sale of securities	—	83

	677	598

OTHER EXPENSES
Salaries and employee benefits	1,360	1,142
Occupancy expense	137	132
Equipment rentals, depreciation, and maintenance	157	163
Data processing	427	361
Advertising	52	41
Legal and accounting fees	75	68
Other operating expenses	481	441

	2,689	2,348

Income before income taxes	1,685	1,177

Income tax expense	627	396

Net Income	$1,058	$781

Basic net income per share	$1.46	$1.10
Diluted net income per share	$1.41	$1.07
Basic weighted average shares outstanding	725,500	708,025
Diluted weighted average shares outstanding	751,912	730,054

MVB Financial Corp.

Statements of Cash Flows

(Dollars in thousands)

Years ended December 31, 2004 and 2003

	2004	2003
OPERATING ACTIVITIES
Net Income	$1,058	$781
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of available-for-sale securities	—	(83)
Provision for loan losses	269	223
Depreciation	118	134
Amortization, net of accretion	181	407
Decrease/(increase) in interest receivable and other assets	34	(327)
Increase/(decrease) in accrued interest, taxes, and other liabilities	79	(15)

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,739	1,120

INVESTING ACTIVITIES
Net increase in loans made to customers	(16,295)	(14,620)
Purchases of premises and equipment	(65)	(72)
Purchases of investment securities available-for-sale	(3,423)	(25,207)
Purchases of investment securities held-to-maturity	(950)	—
Decrease in deposits with Federal Home Loan Bank, net	854	352
Decrease in federal funds sold	548	491
Purchases of certificates of deposit with other banks	(3,853)	(697)
Proceeds from maturity of certificates of deposit with other banks	3,065	3,085
Proceeds from sales, maturities and calls of securities available-for-sale	7,557	21,565
Proceeds from maturities and calls of securities held-to-maturity	790	258

NET CASH (USED IN) INVESTING ACTIVITIES	(11,772)	(14,845)

FINANCING ACTIVITIES
Net increase in deposits	10,148	10,435
Net increase in repurchase agreements	483	1,128
Net (decrease)/increase in Federal Home Loan Bank borrowings	(740)	2,035
Net increase in federal funds purchased	290	—
Stock dividend cash payment	(4)	—
Purchase of treasury stock	(9)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	10,168	13,598

Increase in cash and cash equivalents	135	(127)
Cash and cash equivalents at beginning of period	2,018	2,145

Cash and cash equivalents at end of period	$2,153	$2,018

MVB Financial Corp.

Statements of Changes in Stockholders’ Equity

Years ended December 31, 2004 and 2003

(Dollars in thousands)

	Common Stock	Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income/(loss)	Treasury Stock	Total Stockholders’ Equity
Balance, December 31, 2002	$708	$6,537	$(39)	$134		$7,340
Net Income			781			781
Other comprehensive income(loss)
Net fair value adjustment on securities available for sale, less reclassification adjustment for realized gains - net of tax effect				(342)		(342)
Minimum pension liability adjustment - net of tax effect				49		49

Total Comprehensive Income						488

Balance, December 31, 2003	$708	$6,537	$742	$(159)	$—	$7,828

Net Income			1,058			1,058
Other comprehensive income(loss)
Net fair value adjustment on securities available for sale, less reclassification adjustment for realized gains - net of tax effect				(44)		(44)
Minimum pension liability adjustment - net of tax effect				14		14

Total Comprehensive Income						1,028

Stock dividend - 5% stock dividend	35	438	(477)			(4)
Treasury stock acquired					(9)	(9)

Balance, December 31, 2004	$743	$6,975	$1,323	$(189)	$(9)	$8,843

NOTES TO FINANCIAL STATEMENTS

MVB FINANCIAL CORP.

December 31, 2004

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

MVB Financial Corp., “the Company” provides banking services to the domestic market with the primary market area being Marion County, West Virginia. To a large extent, the operations of the Company, such as loan portfolio management and deposit growth, are directly affected by the market area economy.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks.

Management Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, such as the allowance for loan losses, are based upon known facts and circumstances. Estimates are revised by management in the period such facts and circumstances change. Actual results could differ from these estimates.

Investment Securities

Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts computed by the interest method from purchase date to maturity. Other marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale, net of the deferred income tax effect, are recognized as direct increases or decreases in stockholders’ equity. Cost of securities sold is recognized using the specific identification method.

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal reduced by an allowance for loan losses. Loans are considered delinquent when scheduled principal or interest payments are 30 days past due. Interest income on loans is recognized on an accrual basis. The allowance for loan losses is established through a provision for loan losses when management believes the collectibility of principal is unlikely. The allowance is an amount management believes will be adequate to absorb possible losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans and prior loan loss experience. Evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower’s ability to pay. Loans are deemed as non-performing when either principal or interest payments are 91 days or more past due. When a loan is placed on non-accrual status, previously accrued interest recognized in income in the current year is reversed and interest accrued in prior years is charged against the allowance. Interest received on non-performing loans is included in income only if principal recovery is reasonably assured. A non-performing loan is restored to accrual status when it is brought current, has performed reasonably for a period of time, and collectibility of the total contractual amount is no longer in doubt.

Loan Origination Fees and Costs

Certain loan fees and direct loan costs are primarily being recognized as collected and incurred. The use of this method of recognition does not produce results that are materially different from results which would have been produced if such costs and fees were deferred and amortized as an adjustment of the loan yield.

Bank Premises, Furniture and Equipment

Bank premises, furniture and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed for financial reporting by the straight-line-method based on the estimated useful lives of assets, which range from 7 to 40 years on buildings and leasehold improvements and 3 to 10 years on furniture, fixtures and equipment.

Other Investments

Federal Home Loan Bank (FHLB) stock is recorded at cost and considered to be restricted as the Company is required by the FHLB to hold this investment, and the only market for this stock is the issuing agency. FHLB stock totaled $410,100 and $442,700 at December 31, 2004 and 2003, respectively, and is included in other assets in the accompanying balance sheet.

Income Taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes. The differences relate principally to accretion of discounts on investment securities, provision for loan losses, minimum pension liability, and differences between book and tax methods of depreciation.

NOTES TO FINANCIAL STATEMENTS

MVB FINANCIAL CORP.

DECEMBER 31, 2004

Stock Based Compensation

The company has an incentive stock option plan for selected employees. Because the exercise price of the company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Had compensation expense been determined using the fair-value method, pro forma net income for the years ended December 31, 2004 and 2003 would have been as follows:

	Year Ended December 31,
(Dollars in Thousands, except Per Share Data)	2004	2003
Net income (loss) as reported	$1,058	$781
Stock based compensation using fair value method	(26)	(27)

Pro forma net income (loss)	$1,032	$754

Basic earnings (loss) per share as reported	$1.46	$1.10
Diluted earnings (loss) per share as reported	$1.41	$1.07
Proforma basic earnings (loss) per share	$1.42	$1.06
Proforma diluted earnings (loss) per share	$1.37	$1.03

Foreclosed Assets Held for Resale

Foreclosed assets held for resale acquired in satisfaction of mortgage obligations and in foreclosure proceedings are recorded at the lower of cost or fair value less estimated selling costs at the time of foreclosure, with any valuation adjustments charged to the allowance for loan losses. Any unrealized gains or losses on sale are then recorded in other non-interest expense.

Net Income Per Common Share

Net income per common share includes any dilutive effects of stock options, and is computed by dividing net income by the average number of common shares outstanding during the period, adjusted for the dilutive effect of options under The Company’s 2003 Stock Incentive Plan.

Reclassifications

Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 financial statement presentation.

NOTE 2. INVESTMENT SECURITIES

Amortized cost and approximate market values of investment securities held-to-maturity at December 31, 2004, including gross unrealized gains and losses, are summarized as follows:

	Amortized Cost	Unrealized Gain	Unrealized Loss	Approximate Market Value
Mortgage-backed securities	$108,587	$5,158	$—	$113,745
Municipal securities	852,538	6,201	(10,041)	848,698
U. S. Agency securities	500,000	—	(4,255)	495,745

	$1,461,125	$11,359	$(14,296)	$1,458,188

Amortized cost and approximate market values of investment securities held-to-maturity at December 31, 2003, including gross unrealized gains and losses, are summarized as follows:

	Amortized Cost	Unrealized Gain	Unrealized Loss	Approximate Market Value
Mortgage-backed securities	$196,383	$8,158	$—	$204,541
Municipal securities	1,126,270	4,112	(13,435)	1,116,947

	$1,322,653	$12,270	$(13,435)	$1,321,488

Amortized cost and approximate market values of investment securities available-for-sale at December 31, 2004 are summarized as follows:

	Amortized Cost	Unrealized Gain	Unrealized Loss	Approximate Market Value
U. S. Agency securities	$8,588,519	$13,462	$(94,407)	$8,507,574
Mortgage-backed securities	8,445,674	23,512	(96,940)	8,372,246
Corporate securities	2,182,428	7,987	(150,756)	2,039,659

	$19,216,621	$44,961	$(342,103)	$18,919,479

Amortized cost and approximate market values of investment securities available-for-sale at December 31, 2003 are summarized as follows:

	Amortized Cost	Unrealized Gain	Unrealized Loss	Approximate Market Value
U. S. Agency securities	$9,032,238	$53,905	$(119,846)	$8,966,297
Mortgage-backed securities	12,262,093	24,887	(133,129)	12,153,851
Corporate securities	2,216,473	26,821	(55,859)	2,187,435

	$23,510,804	$105,613	$(308,834)	$23,307,583

NOTES TO FINANCIAL STATEMENTS

MVB FINANCIAL CORP.

December 31, 2004

The following tables summarize amortized cost and approximate market values of securities by maturity:

	December 31, 2004
	Held to Maturity		Available for sale
	Amortized Cost	Approximate Market Value	Amortized Cost	Approximate Market Value
Within one year	$42,888	$44,925	$4,684,738	$4,660,002
After one year, but within five	618,170	612,063	7,715,890	7,670,865
After five years, but within ten	799,354	800,453	6,807,553	6,580,130
After ten Years	713	747	8,440	8,482

Total	$1,461,125	$1,458,188	$19,216,621	$18,919,479

Investment securities with a carrying value of $8,152,625 and $7,669,601 at December 31, 2004 and 2003, respectively, were pledged to secure public funds and repurchase agreements.

The Company’s investment portfolio includes several securities that are in an unrealized loss position as of December 31, 2004, the details of which are included in the following table. Although these securities, if sold at December 31, 2004 would result in a pretax loss of $356,399, the Company has no intent to sell the applicable securities at such market values, and maintains the Company has the ability to hold these securities until all principal has been recovered. Declines in the market values of these securities can be traced to general market conditions which reflect the prospect for the economy as a whole. When determining other-than-temporary impairment on securities, the Company considers such factors as adverse conditions specifically related to a certain security or to specific conditions in an industry or geographic area, the time frame securities have been in an unrealized loss position, the Company’s ability to hold the security for a period of time sufficient to allow for anticipated recovery in value, whether or not the security has been downgraded by a rating agency, and whether or not the financial condition of the security issuer has severely deteriorated. As of December 31, 2004, the Company considers all securities with unrealized loss positions to be temporarily impaired, and consequently, does not believe the Company will sustain any material realized losses as a result of the current temporary decline in market value.

NOTES TO FINANCIAL STATEMENTS

MVB FINANCIAL CORP.

December 31, 2004

The following table discloses investments in an unrealized loss position:

At December 31, 2004, total temporary impairment totaled $356,399.

Description and number of positions	Less than 12 months		12 months or more
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Agencies (24)	$3,977,049	$(32,314)	$3,131,309	$(66,347)
Mortgage-backed securities (42)	2,773,876	(32,004)	4,224,218	(65,677)
Corporate securities (7)	697,796	(2,204)	552,187	(147,813)
Municipal securities (4)	214,784	(719)	230,726	(9,321)

	$7,663,505	$(67,241)	$8,138,440	$(289,158)

NOTE 3. LOANS

The components of loans in the balance sheet at December 31, were as follows:

	2004	2003
Commercial and non-residential real estate	$40,395,012	$29,847,988
Residential real estate	24,181,707	19,453,879
Consumer and other	14,267,921	13,313,602

	$78,844,640	$62,615,469

Changes in the allowance for possible loan losses were as follows for the years ended December 31:

	2004	2003
Balance at beginning of period	$688,799	$502,570
Losses charged to allowance	(83,735)	(71,710)
Recoveries credited to allowance	17,282	35,174
Provision for possible loan losses	268,870	222,765

Balance at end of period	$891,216	$688,799

Impaired loans are accounted for in accordance with Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of Loans, as amended by Statement of Financial Accounting Standards No. 118. The Company considers a loan impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.

As of December 31, 2004 and 2003, the Company had non-accrual loans totaling $79,000 and $0, respectively.

At December 31, 2004 and 2003, the Company had impaired loans totaling $36,000 and $0, respectively, with an allocated reserve for such loans sufficient to cover possible losses.

NOTE 4. BANK PREMISES, FURNITURE AND EQUIPMENT

Bank premises, furniture and equipment at December 31, were as follows:

	2004	2003
Bank Premises	$1,492,351	$1,484,571
Equipment, furniture and fixtures	789,682	750,901

	2,282,033	2,235,472
Allowance for depreciation	(663,040)	(563,988)

	$1,618,993	$1,671,484

NOTES TO FINANCIAL STATEMENTS

MVB FINANCIAL CORP.

December 31, 2004

NOTE 5. DEPOSITS

Deposits at December 31, were as follows:

	2004	2003
Demand deposits of individuals, partnerships, and corporations
Interest bearing	$8,148,618	$6,765,190
Non-interest bearing	8,227,687	6,331,448
Time and savings deposits of individuals, partnerships and corporations	67,418,359	60,378,515
Deposits of states and political subdivisions	988,714	1,409,015
Certified and official checks	702,600	453,863

Total Domestic Deposits	$85,485,978	$75,338,031

Time deposits of over $100,000 included above	$11,646,042	$10,076,044

Maturities of certificates of deposit at December 31, 2004 were as follows:

2005	$16,779,859
2006	7,352,621
2007	5,469,523
2008	3,728,372
2009	1,204,214

Total	$34,534,589

NOTE 6. BORROWED FUNDS

The Company is a party to repurchase agreements with certain customers. These accounts function as sweep accounts. As of December 31, 2004 and 2003, the company had repurchase agreements of $7,207,625 and $6,724,601.

Monongahela Valley Bank (the Bank) is a member of the Federal Home Loan Bank (“FHLB”) of Pittsburgh, Pennsylvania. The FHLB borrowings are secured by a blanket lien by the FHLB on certain residential mortgage loans or securities with a market value at least equal to the outstanding balances. The remaining maximum borrowing capacity with the FHLB at December 31, 2004 was approximately $37,324,000. At December 31, 2004 and 2003 the Bank had borrowed $4,039,442 and $4,778,918.

Borrowings from the FHLB as of December 31 were as follows:

	2004	2003
Fixed interest rate note, originating April 1999, due April 2014, Interest of 5.405% is payable monthly	$1,000,000	$1,000,000
Fixed interest rate note, originating February 2001, due February 2004, Interest of 5.38% is payable quarterly.	—	1,000,000
Fixed interest rate note, originating April 2002, due May 2017, Interest of 5.90% is payable monthly.	723,697	734,047
Floating interest rate note, originating March 2003, due December 2005, interest payable monthly.	1,896,624	2,044,871
Fixed interest rate note, originating May 2004, due May 2005, Interest of 2.02% is payable monthly.	419,121	—

	$4,039,442	$4,778,918

Borrowings from the FHLB are secured by stock in the FHLB of Pittsburgh, qualifying first mortgage loans, mortgage-backed securities and certain investment securities.

NOTES TO FINANCIAL STATEMENTS

MVB FINANCIAL CORP.

December 31, 2004

Additionally the Bank has a line of credit of $2,500,000 available from the Bankers Bank of Atlanta. There were no borrowings against this line of credit at December 31, 2004 or 2003.

NOTE 7. FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customers credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Company upon extension of credit, varies and is based on management’s credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

Total contractual amounts of the commitments as of December 31 were as follows:

	2004	2003
Available on lines of credit	$9,723,723	$8,569,334
Stand-by letters of credit	129,600	126,481
Other loan commitments	—	—

	$9,853,323	$8,695,815

Concentration of Credit Risk

The Company grants a majority of its commercial, financial, agricultural, real estate and installment loans to customers throughout Marion County, West Virginia and adjacent counties. Collateral for loans is primarily residential and commercial real estate, personal property, and business equipment. The Company evaluates the credit worthiness of each of its customers on a case-by-case basis, and the amount of collateral it obtains is based upon management’s credit evaluation.

NOTES TO FINANCIAL STATEMENTS

MVB FINANCIAL CORP.

December 31, 2004

NOTE 8. INCOME TAXES

The Company records income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes. FASB 109 is an asset and liability approach that requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities.

MVB Financial Corp. paid income taxes of $474,418 and $393,918 for the years ended December 31, 2004 and 2003, respectively.

The amount reflected as income taxes represents federal and state income taxes on financial statement income. Certain items of income and expense, primarily the provision for possible loan losses, allowance for losses on foreclosed assets held for resale, depreciation, and accretion of discounts on investment securities are reported in different accounting periods for income tax purposes.

The provisions for income taxes for the years ended December 31, were as follows:

	2004	2003
Current
Federal	$570,000	$392,000
State	103,100	2,000

	$673,100	$394,000

Deferred expense
Federal	$(36,715)	$1,500
State	(9,180)	380

	(45,895)	1,880

Income Tax expense	$627,205	$395,880

Following is a reconciliation of income taxes at federal statutory rates to recorded income taxes for the year ended December 31:

	2004		2003
	Amount	%	Amount	%
Tax at Federal tax rate	$573,000	34.0%	$400,300	34.0%
Tax effect of:
State income tax	62,000	3.7%	670	0.6%
Surtax exemption/rate difference	—	0.0%	21,600	1.8%
Tax exempt earnings	(61,450)	-3.6%	(48,100)	-4.1%
Other	53,655	3.2%	21,410	1.3%

	$627,205	37.3%	$395,880	33.6%

Deferred tax assets and liabilities are the result of timing differences in recognition of revenue and expense for income tax and financial statement purposes.

Deferred income tax liabilities and (assets) were comprised of the following at December 31:

	2004	2003
Depreciation	$123,584	$100,000
Pension	9,000	9,000

Gross deferred tax liabilities	132,584	109,000

Unrealized loss on securities available-for-sale	(118,857)	(69,095)
Provision for loan loss	(245,434)	(175,955)
Minimum pension liability	(3,450)	(12,735)
Section 179 expense carryover	—	—

Gross deferred tax (assets)	(367,741)	(257,785)

Net deferred tax (asset)	$(235,157)	$(148,785)

No deferred income tax valuation allowance is provided since it is more likely than not that realization of the deferred income tax asset will occur in future years.

NOTES TO FINANCIAL STATEMENTS

MVB FINANCIAL CORP.

December 31, 2004

NOTE 9. RELATED PARTY TRANSACTIONS

The Company has granted loans to officers and directors of the Company and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk of collectibility. Set forth below is a summary of the related loan activity.

	Balance at Beginning of Year	Borrowings	Repayments	Balance at end of Year
December 31, 2004	$4,897,895	$1,629,093	$(1,386,417)	$5,140,571

December 31, 2003	$3,176,754	$4,017,298	$(2,296,157)	$4,897,895

The Company held related party deposits of $4,309,410 and $3,616,804 at December 31, 2004 and December 31, 2003, respectively.

The Company held related party repurchase agreements of $1,033,074 and $879,957 at December 31, 2004 and December 31, 2003, respectively.

NOTE 10. PENSION PLAN

The Company participates in a trusteed pension plan known as the West Virginia Bankers Association Retirement Plan covering virtually all full-time employees. Benefits are based on years of service and the employee’s compensation. The Company’s funding policy is to fund normal costs of the plan as accrued. Contributions are intended to provide not only for benefits attributed to service to date, but also for those benefits expected to be earned in the future. The Company participated in the pension plan beginning January 1, 1999. The Company has recognized estimated pension expense of $84,936 and $69,536 for the years ended December 31, 2004 and 2003.

The following table sets forth the pension plan’s funded status as of the latest available actuarial valuations dated October 1, 2004 and 2003:

	2004	2003
Actuarial present value of benefit obligations:
Accumulated benefit obligation	$(323,917)	$(242,948)

Projected benefit obligation for service rendered to date	$(410,604)	$(307,110)
Plan assets at fair value, primarily listed stocks and U. S. Bonds	309,675	205,493

Projected benefit obligations (greater)/less than plan assets	(100,929)	(101,617)
Unrecognized net gain from past experience different from that assumed and effects of changes in assumptions	—	—
Prior service cost not yet recognized in net periodic pension cost	21,723	24,137
Unrecognized net (assets) at transition	126,617	108,113

(Accrued) pension cost	$47,411	$30,633

Net pension cost includes the following components:
Service cost-benefit earned during period	$75,036	$61,318
Interest cost on projected benefit obligation	21,330	15,201
Actual return on plan assets	(15,558)	(9,397)
Net amortization and deferral	2,414	2,414

Net periodic pension cost	$83,222	$69,536

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 6.50% for 2004 and 4.00% for 2003. The expected long-term rate of return on plan assets was 8.5% in 2004 and 2003.

NOTES TO FINANCIAL STATEMENTS

MVB FINANCIAL CORP.

December 31, 2004

NOTE 11. STOCK OPTIONS

The MVB Financial Corp. Incentive Stock Plan provides for the issuance of stock options to participating employees. Under the provisions of the plan, the option price per share shall not be less than the fair market value of the common stock on the date of the grant, therefore, no compensation expense is recognized. All granted options vest in 4 years, and expire 10 years from the date of grant.

The following summarizes MVB’s stock options as of December 31, and the changes for the year then ended:

	2004		2003
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	36,885	$10.50	36,885	$10.50
Granted	2,000	12.38	—	—
Adjust for 5% stock dividend	1,944	$—	—	$—
Exercised	—	—	—	—
Canceled	—	—	—	—

Outstanding at end of year	40,829	$10.12	36,885	$10.50

Exercisable at end of year	$38,336	$9.99	$27,301	$10.49

Weighted-average fair value of options granted during the year		$4.30

The fair value for the options was estimated at the date of grant using a Black-Sholes option-pricing model with an average risk-free interest rate of 4.10%, 4.70%, and 5.90% for 2004, 2001, and 2000 respectively, and a weighted-average expected life of the options of 7 years for 2004, 10 years for 2001, and 9 years for 2000. No volatility or expected dividends were used to estimate fair value due to MVB’s stock not being publicly traded, and MVB having no history of dividend payments.

The following summarizes information concerning MVB’s stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$9.98	37,154	6.00	$9.98	37,154	$9.98
$10.48	1,575	7.00	$10.48	1,182	$10.48
$12.38	2,100	10.00	$12.38	—	—

NOTES TO FINANCIAL STATEMENTS

MVB FINANCIAL CORP.

December 31, 2004

NOTE 12. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as defined. As of December 31, 2004 and 2003, the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution’s category. Both the Company’s and the Bank’s actual capital amounts and ratios are presented in the following table.

	ACTUAL		MINIMUM TO BE WELL CAPITALIZED		MINIMUM FOR CAPITAL ADEQUACY PURPOSES
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
As of December 31, 2004
Total Capital (to risk-weighted assets)
Consolidated	$9,734,000	12.4%	$7,840,400	10.0%		N/A
Subsidiary Bank	$9,721,000	12.4%	$7,838,400	10.0%	$6,270,720	8.0%
Tier I Capital (to risk-weighted assets)
Consolidated	$8,843,000	11.3%	$4,704,240	6.0%		N/A
Subsidiary Bank	$8,830,000	11.3%	$4,703,040	6.0%	$3,135,360	4.0%
Tier I Capital (to average assets)
Consolidated	$8,843,000	8.3%	$6,349,320	6.0%		N/A
Subsidiary Bank	$8,830,000	8.3%	$6,348,120	6.0%	$4,232,080	4.0%

As of December 31, 2003
Total Capital (to risk-weighted assets)	$8,529,000	13.0%	$6,543,400	10.0%	$5,234,720	8.0%
Tier I capital (to risk-weighted assets)	$7,840,000	12.0%	$3,926,040	6.0%	$2,617,360	4.0%
Tier I Capital (to average assets)	$7,840,000	8.2%	$5,732,880	6.0%	$3,821,920	4.0%

NOTE 13. REGULATORY RESTRICTION ON DIVIDEND

The approval of the regulatory agencies is required if the total of all dividends declared by the Bank in any calendar year exceeds the Bank’s net profits, as defined, for that year combined with its retained net profits for the preceding two calendar years.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus and if given or made, such information or representation must not be relied upon as having been authorized by MVB Financial. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities offered hereby in any jurisdiction to or from any person to or from whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of MVB Financial since the date hereof.

725,000 Shares

MVB FINANCIAL CORP.

Common Stock

PROSPECTUS

May 9, 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	Indemnification of Directors and Officers

Reference is made to the provisions of Article VII of MVB Financial’s articles of incorporation below.

ARTICLE VII

Provisions for the regulation of the internal affairs of the corporation are:

A. Indemnification. Each person who was or is a party or is threatened to be made a party to or is involved (including, without limitation, as a witness or deponent) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise in nature (“Proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the written request of the corporation’s Board of Directors, president or their delegate as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action or omission in an official capacity as a director, officer, trustee, employee or agent or in any other capacity, shall be indemnified and held harmless by the corporation to the fullest extent authorized by law, including but not limited to the West Virginia Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said Code permitted the corporation to provide prior to such amendment), against all expenses, liability and loss (including, without limitation, attorneys’ fees and disbursements, judgments, fines, ERISA or other similar or dissimilar excise taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by such person in connection therewith; provided, however, that the corporation shall indemnify any such person seeking indemnity in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors of the corporation; provided, further, that the corporation shall not indemnify any person for civil money penalties or other matters, to the extent such indemnification is specifically not permissible pursuant to federal or state statute or regulation, or order or rule of a regulatory agency of the federal or state government with authority to enter, make or promulgate such order or rule. Such right shall include the right to be paid by the corporation expenses, including, without limitation, attorneys’ fees and disbursements, incurred in defending or participating in any such Proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of such Proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, in which such director or officer agrees to repay all amounts so advanced if it should be ultimately determined that such person is not entitled to be indemnified under this Article or otherwise. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, or that such person did have reasonable cause to believe that his conduct was unlawful.

B. Right of Claimant to Bring Suit. If a claim under this Article is not paid in full by the corporation within thirty days after a written claim therefor has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful, in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending or participating in any Proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the applicable law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation.

Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification or reimbursement of the claimant is permitted in the circumstances because he or she has met the applicable standard of conduct, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

C. Contractual Rights: Applicability. The right to be indemnified or to the reimbursement or advancement of expenses pursuant hereto (i) is a contract right based upon good and valuable consideration, pursuant to which the person entitled thereto may bring suit as if the provisions hereof were set forth in a separate written contract between the corporation and the director or officer, (ii) is intended to be retroactive and shall be available with respect to events occurring prior to the adoption hereof, and (iii) shall continue to exist after the rescission or restrictive modification hereof with respect to events occurring prior thereto.

D. Requested Service. Any director or officer of the corporation serving, in any capacity, (i) another corporation of which five percent (5%) or more of the shares entitled to vote in the election of its directors is held by the corporation, or (ii) any employee benefit plan of the corporation or of any corporation referred to herein shall be deemed to be doing so at the request of the corporation.

E. Non-Exclusivity of Rights. The rights conferred on any person hereunder shall not be exclusive of and shall be in addition to any other right which such person may have or may hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

F. Insurance. The corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under West Virginia law.

G. Limitation of Liability. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that such exception from liability or limitation thereof is not permitted by the West Virginia Business Corporation Act or the laws of the United States or the State of West Virginia, as the same may exist or are hereafter amended. Any repeal or modification of the foregoing provision by the stockholders of the corporation shall not adversely affect any right of protection of a director of the corporation existing at the time of such repeal or modification.

MVB Financial is a West Virginia corporation subject to the applicable indemnification provisions of the General Corporation Law of West Virginia.

The foregoing indemnity provisions have the effect of reducing directors’ and officers’ exposure to personal liability for actions taken in connection with their respective positions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MVB Financial pursuant to the foregoing provisions, or otherwise, MVB Financial has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MVB Financial of expenses incurred or paid by a director, officer or controlling person of MVB Financial in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MVB Financial will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 25.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by MVB Financial in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated.

SEC registration fee	$2,000.00
Printing and engraving expenses	8,000.00
Legal fees and expenses	75,000.00
Accounting fees and expenses	30,000.00
Miscellaneous	10,000.00

Total:	$125,000.00

Item 26.	Recent Sales of Unregistered Securities

None.

Item 27.	Exhibits

MVB Financial Corp. and Subsidiaries Filing on Form SB-2

Exhibit Number	Description	Exhibit Location

3.1	Articles of Incorporation	*

3.1-1	Articles of Incorporation - Amendment	*

3.2	Bylaws	*

5	Form of Opinion of Jackson Kelly PLLC as to Legality	Filed herein.

10.1	MVB Financial Corp. 2003 Stock Incentive Plan	*

10.2	Master Lease Agreement with S-N-S Foods, Inc. for premises occupied by Middletown Mall Office	*

10.3	Sublease Agreement with S-N-S Foods, Inc. for premises occupied by Middletown Mall Office	*

10.4	Lease Agreement with Essex Properties, LLC for land to be occupied by Bridgeport Branch	*

21	Subsidiary of Registrant	*

23.1	Consent of Brown, Edwards and Company, LLP	Filed herein.

23.2	Consent of Larry F. Mazza	Filed herein.

24	Power of Attorney	*

*	Form SB-2 Registration Statement Registration no. 333-120931, filed December 1, 2004 and incorporated by reference herein.

Item 28.	Undertakings

The undersigned hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of

Registration Fee” table in the effective registration statement.

(iii) Include any additional or changed material information on the plan of distribution.

The undersigned hereby undertakes that it will:

(1) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(2) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, MVB Financial certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Fairmont, State of West Virginia, on May 9, 2005.

MVB Financial Corp.

By:	/s/ JAMES R. MARTIN
James R. Martin
(Principal Executive Officer)

By:	/s/ ERIC L. TICHENOR
Eric L. Tichenor
(Principal Accounting and Financial Officer)

Dated: May 9, 2005

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signatures	Title	Date

/s/ JAMES R. MARTIN James R. Martin	President and Chief Executive Officer and Director	May 9, 2005

* Barbara L. Alexander	Director	May 9, 2005

* Robert L. Bell	Director	May 9, 2005

* Stephen R. Brooks	Director	May 9, 2005

* Harvey M. Havlichek	Director	May 9, 2005

* Dr. Saad Mossallati	Director	May 9, 2005

* Leonard W. Nossokoff	Director	May 9, 2005

* J. Christopher Pallotta	Director	May 9, 2005

* Nitesh S. Patel	Director	May 9, 2005

* Louis W. Spatafore		Director	May 9, 2005

* Richard L. Toothman		Director	May 9, 2005

* Dr. Michael F. Trent		Director	May 9, 2005

* Dr. James E. Valentine		Director	May 9, 2005

* Samuel J. Warash		Director	May 9, 2005

* By	/s/ JAMES R. MARTIN James R. Martin, Attorney in Fact	Director	May 9, 2005